SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F     T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Quarterly Financial Statements for the period ended on September 30, 2005 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

For the three-month periods ended September 30, 2005 and 2004

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Name of the Company:	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

Financial Statements for the three-month period ended September 30, 2005. In comparative format with fiscal year No. 71 started on July 1, 2005

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	June 2, 1997

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the consolidated Financial Statements

CAPITAL STATUS ( Note 3 of basic financial statements)

SHARES

Type of stock	Authorized pesos	Subscribed pesos	Paid-in pesos
Ordinary certified shares of Ps.1 face value and 1 vote each	163,224,951	163,224,951	163,224,951

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of September 30, 2005 and 2004 and June 30, 2005

	September 30, 2005 (Notes 1, 2 and 3) Pesos	June 30, 2005 (Notes 1, 2 and 3) Pesos	September 30, 2004 (Notes 1, 2 and 3) Pesos
ASSETS

Current Assets
Cash and banks (Note 4.a.)	8,657,217	14,468,212	12,261,870
Investments (Note 4.b.)	36,145,997	59,978,002	12,530,075
Trade accounts receivable (Note 4.c.)	8,121,966	9,788,312	2,462,086

Other receivables (Note 4.d.)	21,528,679	22,213,958	19,990,972
Inventories (Note 4.e.)	41,948,569	46,293,640	36,969,105

Total current assets	116,402,428	152,742,124	84,214,108

Non-current assets
Other receivables (Note 4.d.)	14,216,501	6,480,334	896,303
Inventories (Note 4.e.)	55,333,761	53,223,179	41,258,691
Investments on controlled and related companies (Note 4.b.)	289,307,407	289,391,269	298,105,849
Other investments (Note 4.b.)	106,348,907	105,508,513	135,039,651
Fixed assets, net (Schedule A)	208,806,305	166,497,596	161,762,912

Subtotal Non-Current Assets	674,012,881	621,100,891	637,063,406

Goodwill (Note 4.b.)	(29,060,111)	(30,430,822)	(39,670,233)

Total Non-Current Assets	644,952,770	590,670,069	597,393,173

Total Assets	761,355,198	743,412,193	681,607,281

LIABILITIES

Current Liabilities
Debts:
Trade accounts payable (Note 4.f.)	34,461,205	17,894,529	12,019,099
Loans (Note 4.g.)	8,531,307	11,499,782	36,155,082
Salaries and social security payable (Note 4.h.)	1,154,561	1,748,138	896,981
Taxes payable (Note 4.i.)	20,278,856	20,203,393	1,853,697
Other debts (Note 4.j.)		14,634,298	9,015,433

Total Debts	68,169,434	65,980,140	59,940,292

Total current liabilities	68,169,434	65,980,140	59,940,292

Non-current liabilities
Taxes payable (Note 4.i.)	45,986,078	39,285,385	27,916,109
Loans (Note 4.g.)	115,348,844	114,693,553	126,621,789

Other debts (Note 4.j.)	1,000	1,000	1,000
Provisions (Schedule E)	104,198	104,198	38,327

Total Non-current liabilities	161,440,120	154,084,136	154,577,225

Total Liabilities	229,609,554	220,064,276	214,517,517

Minority interest	245,828	276,947	24,536

SHAREHOLDERS’ EQUITY	531,499,816	523,070,970	467,065,228

Total Liabilities and Shareholders’ Equity	761,355,198	743,412,193	681,607,281

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Income

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

	September 30, 2005 (Notes 1, 2 and 3) Pesos	September 30, 2004 (Notes 1, 2 and 3) Pesos
Sales
Crops	10,767,467	7,940,482
Beef cattle	10,623,185	10,257,201
Milk	1,974,190	668,358
Feed Lot	512,473	878,916
Others	1,198,460	778,841

Total Sales	25,075,775	20,523,798

Cost of sales (Schedule F)
Crops	(8,244,975)	(9,820,401)
Beef cattle	(8,901,661)	(11,259,037)
Milk	(1,381,971)	(376,650)
Feed Lot	(401,800)	(847,766)
Others	(611,228)	(190,827)

Total cost of sales	(19,541,635)	(22,494,681)

Gross profit	5,534,140	(1,970,883)

Selling expenses (Schedule H)	(2,428,777)	(1,600,127)
Administrative expenses (Schedule H)	(2,055,955)	(1,662,303)
Net gain on sale of farms	9,901,755	—
Gain from inventory holding (Schedule F)	1,485,241	6,326,294

Operating income	12,436,404	1,092,981

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	2,060,732	(4,268)
Interest income	191,883	155,308
Tax on banking debits and credits	(518,160)	(453,410)
Interest on bonds	2,182,411	2,782,081
Others	1,192,160	108,298

	5,109,026	2,588,009

Generated by liabilities:
Reference stabilization index (CER)	(5,190)	1,489
Financial expenses:
Interest on Convertible bonds (Note 7)	(2,384,681)	(2,627,124)
Others	(399,103)	(203,294)
Exchange differences and discounts	(869,034)	(1,075,196)

	(3,658,008)	(3,904,125)

Other income and expenses, net
Gains from other fixed assets sales	(295)	28,661
Donations	—	(1,904)
Shareholders’ personal assets tax and miscellaneous	(504,683)	(1,740,885)

	(504,978)	(1,714,128)

Income from related companies	4,516,547	4,698,838
Management fee	(1,219,231)	(115,031)

Net Income before income tax and minority interest	16,679,760	2,646,544

Income tax expense	(5,737,799)	(1,652,184)
Minority interest	31,119	40,915

Net income for the period	10,973,080	1,035,275

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flow

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

	September 30, 2005 (Notes 1, 2 and 3) Pesos	September 30, 2004 (Notes 1, 2 and 3) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period	67,462,547	13,138,533
Cash and cash equivalents at the end of the period	36,891,462	19,515,664

Net (decrease) increase in cash and cash equivalents	(30,571,085)	6,377,131

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	10,973,080	1,035,275
Accrued interest	2,491,216	2,898,498
Income tax	5,737,799	1,652,184

Adjustments made to reach net cash flow from operating activities
Income from interest in related companies	(4,516,547)	(4,698,838)
Minority interest	(31,119)	(40,915)
Increase in allowances, provisions and accruals	2,559,132	2,984,567
Amortization and depreciation	945,565	869,287
Gain from inventory holdings	(1,485,241)	(6,326,294)
Financial results	(1,927,783)	(2,214,050)
Gain from sale of fixed assets	(9,901,460)	(28,661)

Changes in operating assets and liabilities
Decrease (increase) in current investments	1,205,064	(1,004,778)
Decrease in trade accounts receivable	1,666,346	2,892,772
Increase (decrease) in other receivables	1,111,354	(1,923,543)
Increase in inventories	3,569,298	8,045,720
Increase (decrease) in social security payables, taxes payable and advances from customers	444,780	(880,519)
Decrease in trade accounts payable	(3,171,007)	(1,686,482)
Dividends collected	60,308	—
(Decrease) Increase in other debts	(12,942,400)	2,206,708

Cash flows (applied to) provided operating activities	(3,211,615)	3,780,931

Investment activities
Increase in non-current investments	—	(1,502,678)
Increase in interest in related companies	(9,116)	(19,186,558)
Acquisition and upgrading of fixed assets	(32,088,628)	(2,483,197)
Sale of fixed assets	9,893,854	140,825

Cash flows (applied to) provided by investment activities	(22,203,890)	(23,031,608)

Financing activities
Exercise of Warrant	304,111	465,485
Increase in financial loans	4,962,400	31,915,000
Decrease in financial loans	(10,422,091)	(6,757,677)
Effective incentive plan	—	5,000

Cash flows (applied to) provided by financing activities	(5,155,580)	25,627,808

Net (decrease) increase in cash and cash equivalents	(30,571,085)	6,377,131

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	150,432	234,693
Increase in other receivables by sale of fixed assets	8,222,550
Increase in fixed assets by increase in other liabilities	17,175,158
Increase in related companies by decrease in non-current investments	—	17,888,735
Decrease in other liabilities by decrease in fixed assets	2,055,000	—
Repayment of financial loans through issue of stock by exercise of conversion right	390,468	391,272

Complementary information
Interest paid	111,851	16,979
Income tax expense paid	—	300,845

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

and Subsidiaries

Notes to the Consolidated Financial Statements

For the three-month periods ended September 30, 2005 and 2004

NOTE 1: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of General Resolutions No. 368/01, 434/03, 441/03 and 459/04 of the Comisión Nacional de Valores (C.N.V.), which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), the Balance Sheet as of September 30, 2005 and 2004 and the Statements of Income and the Statements of Cash Flows for the three-month periods then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares, by application of the new rules, discontinuation of adjustment for inflation and application of proportional consolidation for investments in which it has joint control (see Note 1.b and 1.c to the basic financial statements).

The Company applies Technical Resolution No. 21 as concerns the proportional consolidation with Cactus Argentina S.A. on a 50% basis on account of the joint control held, and applied the same percentage for elimination of balances existing between them.

The financial statements of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A. and Cactus Argentina S.A. as of September 30, 2005 and 2004 have been used in order to determine the investment at its equity value, line by line consolidation and proportional consolidation.

For purposes of comparability, reclassifications have been made on the information at September 30, 2004.

These Financial Statements and the corresponding notes and schedules are presented in Argentine Pesos.

NOTE 2: CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99

Futuros y Opciones.Com S.A.	70.00

JOINT CONTROL
Cactus Argentina S.A.	50.00

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2. have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2. of the basic financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: Details of consolidated balance sheet and consolidated statement of income accounts

a.	Cash and banks

	September 30, 2005 Pesos	June 30, 2005 Pesos	September 30, 2004 Pesos
Cash	36,980	31,983	56,472
Foreign currency (Schedule G)	74,594	76,607	79,211
Patacones currency	39	39	39
Local currency checking account	1,043,705	2,022,467	1,258,387
Patacones currency checking account	22	22	22
Foreign currency checking account (Schedule G)	267,745	3,897,430	1,595,435
Local currency saving account	16,174	17,505	11,052
Foreign currency saving account (Schedule G)	5,983,908	8,026,165	8,806,793
Checks to be deposited	1,234,050	395,994	454,459

	8,657,217	14,468,212	12,261,870

b.	Investments and Goodwill

	September 30, 2005 Pesos	June 30, 2005 Pesos	September 30, 2004 Pesos
Investment
Investment (Schedule C and G)	36,145,997	59,978,002	12,530,075

	36,145,997	59,978,002	12,530,075

Investment
Investment from related companies (Schedule C)	289,307,407	289,391,269	298,105,849

	289,307,407	289,391,269	298,105,849

Other investments
Other investments (Schedule C and G)	106,348,907	105,508,513	135,039,651

	106,348,907	105,508,513	135,039,651

Goodwill
Goodwill (Schedule C)	(29,060,111)	(30,430,822)	(39,670,233)

	(29,060,111)	(30,430,822)	(39,670,233)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

c.	Trade accounts receivable

	September 30, 2005 Pesos	June 30, 2005 Pesos	September 30, 2004 Pesos
Current
Accounts receivable in local currency	7,644,856	8,771,084	1,824,420
Less:
Allowance for doubtful accounts (Schedule E)	(381,214)	(386,344)	(373,535)
Accounts receivable in foreign currency (Schedule G)	735,963	1,010,091	997,769
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	122,361	393,087	13,432
IRSA Inversiones y Representaciones S.A.	—	394	—

	8,121,966	9,788,312	2,462,086

d.	Other receivables

	September 30, 2005 Pesos	June 30, 2005 Pesos	September 30, 2004 Pesos
Current
Prepaid leases	8,171,554	6,512,492	8,804,175
Tax on Minimum Presumed Income (Note 2.p.)	57,208	54,872	72,744
Guarantee deposits and premiums (Schedule G)	2,099,467	2,675,032	139,028
Secured by mortgage (Schedule G)	5,885,349	8,217,166	1,049,151
Prepaid expenses	525,129	2,125,903	795,683
Gross sales tax credit	8,186	—	—
Tax prepayments (net of accrual)	3,895,225	1,945,005	8,037,920
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	170,117	166,104	675,440
IRSA Inversiones y Representaciones S.A.	—	—	6,259
Agro-Uranga S.A.	—	39,993	—
Credits to employees	40,680	36,582	—
Others	675,764	440,809	410,572

	21,528,679	22,213,958	19,990,972

Non-current
Prepaid leases	75,915	75,915	—
Value Added Tax	6,368,561	6,328,177	—
Secured by mortgage (Schedule G)	6,689,345	—	—
Tax on Minimum Presumed Income	1,026,701	60,818	818,674
Deferred tax	15,444	14,874	73,894
Others	40,535	550	3,735

	14,216,501	6,480,334	896,303

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

e.	Inventories

	September 30, 2005 Pesos	June 30, 2005 Pesos	September 30, 2004 Pesos
Current
Livestock	13,897,711	15,157,171	23,827,645
Crops	17,146,003	24,930,778	1,370,714
Unharvested crops	4,804,143	826,336	5,430,829
Seeds and fodder	317,075	319,169	121,221
Materials and others	4,846,072	4,613,485	5,598,867
Advances to suppliers	937,565	446,701	619,829

	41,948,569	46,293,640	36,969,105

Non-Current
Livestock	55,333,761	53,223,179	41,258,691

	55,333,761	53,223,179	41,258,691

f.	Trade accounts payable

	September 30, 2005 Pesos	June 30, 2005 Pesos	September 30, 2004 Pesos
Current
Suppliers in local currency	2,551,489	3,870,091	5,181,256
Suppliers in foreign currency (Schedule G) (1)	27,577,871	6,611,576	2,112,755
Short-Term debts	82,271	98,479	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	7,314	5,445	—
Alto Palermo S.A.	627,158	193,053	—
Agro-Uranga S.A.	20,315	—	—
IRSA Inversiones y Representaciones S.A.	57,164	43,822	24,257
Cactus Argentina S.A.	3,498	11,953	362,482
Estudio Zang, Bergel & Viñes	69,283	34,297	—
Fundación IRSA	1,900,000	1,900,000	1,177,988
Accrual for other expenses (Schedule G)	3,172,507	5,075,352	3,160,361
Interest to be accrued (Schedule G) (2)	(1,607,665)	50,461	—

	34,461,205	17,894,529	12,019,099

(1)	Includes as of September 30, 2005 US$ 6,500,000 for the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage.
(2)	Corresponds to the liability mentioned in (1).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

g.	Loans

	September 30, 2005 Pesos	June 30, 2005 Pesos	September 30, 2004 Pesos
Current
Local financial loans (Note 16)	4,962,400	10,315,556	32,195,374
Convertible Bonds 2007 Interest payable (Schedule G)	1,428,341	476,343	3,959,708
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	2,137,568	706,891	—
Directors	2,998	992	—

	8,531,307	11,499,782	36,155,082

Non-Current
Convertible Bonds 2007 third parties (Schedule G)	45,576,316	45,815,657	58,376,899
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	69,703,303	69,934,463	69,793,576
Directors	97,776	98,100	21,510
Convertible Bonds 2007 expenses	(1,028,551)	(1,154,667)	(1,570,196)

	115,348,844	114,693,553	126,621,789

h.	Salaries and social security payable

	September 30, 2005 Pesos	June 30, 2005 Pesos	September 30, 2004 Pesos
Current
Accrual for vacation and statutory annual bonus	664,735	1,423,925	574,205
Social security taxes payable	248,961	224,914	224,916
Salaries payable	225,803	81,488	87,142
Health care payable	5,117	7,185	363
Others	9,945	10,626	10,355

	1,154,561	1,748,138	896,981

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

i.	Taxes payable

	September 30, 2005 Pesos	June 30, 2005 Pesos	September 30, 2004 Pesos
Current
Accrual for income tax	24,772,007	24,772,007	4,560,163
Advances to Income tax	(5,773,267)	(5,148,500)	(3,792,188)
Tax on Minimum Presumed Income	65,953	70,508	776,411
Value added tax	55,169	—	25,775
Property tax payable	128,497	86,960	83,948
Taxes withheld for income tax	485,258	165,166	241,686
Gross sales tax payable	5,136	215,145	48,811
Taxes withheld-Gross sales tax payable	385	—	(100,481)
Taxes withheld-Value added tax payable	17,597	41,215	5,649
Others	522,121	892	3,923

	20,278,856	20,203,393	1,853,697

Non-current
Deferred tax	44,890,846	39,285,385	27,867,565
Income tax	132,761	—	31,536
Tax on Minimum Presumed Income	962,471	—	17,008

	45,986,078	39,285,385	27,916,109

j.	Other debts

	September 30, 2005 Pesos	June 30, 2005 Pesos	September 30, 2004 Pesos
Current
Security transactions payable (Schedule G)	—	4,180,593	—
Advance from customers in local currency	—	—	7,004,451
Advances from customers (Schedule G)	—	2,055,200	—
Management fees accrual	3,581,923	8,239,263	798,069
Loan to FYO minority shareholders	134,196	134,196	134,196
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	3,393	3,393	4,132
Cactus Feeders Inc.	3,569	1,268	516,032
Others	20,424	20,385	558,553

	3,743,505	14,634,298	9,015,433

Non-current
Guarantee deposit	1,000	1,000	1,000

	1,000	1,000	1,000

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:

a) Assets based on their estimated collection term (in pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables
	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004
1st quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004 financial period	—	—	4,170,984	—	—	2,419,869	—	—	1,410,575
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	1,096,522
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	317,859
1st quarter 2006/2005 financial period	—	—	—	—	9,787,593	—	—	9,655,284	1,661
2nd quarter 2006/2005 financial period	3,260,731	1,078,320	—	8,107,521	—	—	6,536,381	1,388,408	3,385
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	4,836,464	4,115,610	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	10,897	5,324	770,738
1st quarter 2007/2006 financial period	—	—	—	—	—	—	1,678,403	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	6,262	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	5,712	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	5,712	—	—
1st quarter 2008/2007 financial period	—	105,487,796	135,018,934	—	—	—	1,678,048	—	—
2nd quarter 2008/2007 financial period	106,328,190	—	—	—	—	—	5,712	—	—
3rd quarter 2008/2007 financial period	—	—	—	—	—	—	5,712	—	—
4th quarter 2008/2007 financial period	—	—	—	—	—	—	21,157	—	—
1st quarter 2009/2008 financial period	—	—	—	—	—	—	1,672,336	—	—
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,672,336	—	—
1st quarter 2011/2010 financial period	—		—	—	—	—	1,672,336	—	—
Overdue
With no stated current term	32,885,266	58,899,682	8,359,091	14,445	719	42,217	8,466,534	7,049,332	17,164,355
With no stated non-current term	20,717	20,717	20,717	—	—	—	7,471,178	6,480,334	122,180

Total	142,494,904	165,486,515	147,569,726	8,121,966	9,788,312	2,462,086	35,745,180	28,694,292	20,887,275

b) Assets classified according to their interest rate (in pesos)

Interest rate that they accrue	Current and non-current investment			Trade accounts receivable			Other receivables
	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004
At fixed interest rate	106,328,190	105,487,796	135,018,934	—	—	—	12,478,698	8,095,402	1,243,425
At variable interest rate	32,885,266	58,899,682	8,359,490	—	—	—	2,413,070	2,314,696	323,645
Non-interest bearing	3,281,448	1,099,037	4,191,302	8,121,966	9,788,312	2,462,086	20,853,412	18,284,194	19,320,205

Total	142,494,904	165,486,515	147,569,726	8,121,966	9,788,312	2,462,086	35,745,180	28,694,292	20,887,275

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5: (Continued)

Liabilities based on their estimated payment term:

Based on their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable
	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004
1st quarter 2005/2004	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004	—	—	11,825,342	—	—	3,959,708	—	—	841,515
3rd quarter 2005/2004	—	—	—	—	—	22,100,096	—	—	55,466
4th quarter 2005/2004	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005	—	12,623,191	—	—	10,315,556	10,095,278	—	1,721,673	—
2nd quarter 2006/2005	15,396,004	4,308,000	—	8,531,307	1,184,226	—	888,401	6,583	—
3rd quarter 2006/2005	—	—	—	—	—	—	25,681	19,882	—
4th quarter 2006/2005	—	—	—	—	—	—	240,479	—	—
1st quarter 2007/2006	18,921,500	—	—	—	—	—	—	—	—
2nd quarter 2007/2006	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007	—	—	—	115,348,844	114,693,553	126,621,789	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	143,701	963,338	193,757	—	—	—	—	—	—
With no stated non-current term	—	—	—	—	—	—	—	—	—

Total	34,461,205	17,894,529	12,019,099	123,880,151	126,193,335	162,776,871	1,154,561	1,748,138	896,981

Based on their estimated payment term	Taxes payable			Other debts			Provisions
	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004
1st quarter 2005/2004	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004	—	—	1,853,697	—	—	1,357,233	—	—	—
3rd quarter 2005/2004	—	—	—	—	—	2,562,982	—	—	—
4th quarter 2005/2004	—	—	—	—	—	4,602,562	—	—	—
1st quarter 2006/2005	—	509,378	—	—	14,500,103	—	—	—	—
2nd quarter 2006/2005	20,223,984	19,694,015	40,175	3,605,740	—	—	—	—	—
3rd quarter 2006/2005	54,872	—	8,369	3,569	—	—	—	—	—
4th quarter 2006/2005	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006	1,026,757	—	—	—	—	—	—	—	—
3rd quarter 2007/2006	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	134,196	134,195	492,656	—	—	—
With no stated non-current term	44,959,321	39,285,385	27,867,565	1,000	1,000	1,000	104,198	104,198	38,327

Total	66,264,934	59,488,778	29,769,806	3,744,505	14,635,298	9,016,433	104,198	104,198	38,327

Liabilities classified according to their interest rate:

Interest in rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable
	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004
At fixed interest rate	18,915,000	—	—	121,339,795	126,163,776	158,817,163	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	15,546,205	17,894,529	12,019,099	2,540,356	29,559	3,959,708	1,154,561	1,748,138	896,981

Total	34,461,205	17,894,529	12,019,099	123,880,151	126,193,335	162,776,871	1,154,561	1,748,138	896,981

Interest in rate that they accrue	Taxes payable			Other debts			Provisions
	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004
At fixed interest rate	—	—	—	—	—	102,085	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	66,264,934	59,488,778	29,769,806	3,744,505	14,635,298	8,914,348	104,198	104,198	38,327

Total	66,264,934	59,488,778	29,769,806	3,744,505	14,635,298	9,016,433	104,198	104,198	38,327

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 6: EARNINGS PER SHARE

Following is conciliation between the average appraised ordinary stock in circulation and the average appraised diluted ordinary stock. The last one has been determined considering the possibility that the bearers of convertible bonds into company’s ordinary stock for up to an amount of US$50,000,000 mentioned in Note 13 of the basic financial statements, exercise their right to convert into stock the titles they bear.

	September 30, 2005	September 30, 2004
Average appraised stock in circulation	162,943,270	150,670,295
Average appraised diluted ordinary stock	321,214,392	321,214,392

	September 30, 2005	September 30, 2004
Earnings for the calculation of basic earnings per share	10,973,080	1,035,275
Exchange differences	919,643	995,391
Financing expenses	2,510,797	2,763,669
Income tax	(1,119,781)	(1,227,051)
Management fees	(231,066)	(253,201)
Earnings for the calculation of diluted earnings per share	13,052,673	3,314,083

BASIC Earnings per share	September 30, 2005	September 30, 2004
Earnings	10,973,080	1,035,275
Number of shares	162,943,270	150,607,295
Earnings per share	0.07	0.01

DILUTED Earnings per share	September 30, 2005	September 30, 2004
Earnings	13,052,673	3,314,083
Number of shares	321,214,392	321,214,392
Earnings per share	0.04	0.01

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 7: SEGMENT INFORMATION

As of September 30, 2005:

Description	Crops	Beef Cattle	Milk	Feed Lot	Others	Without specific allocation	Total
Sales	10,767,467	10,623,185	1,974,190	512,473	1,198,460	—	25,075,775
Assets	176,328,163	136,664,646	21,378,485	3,967,461	1,055,916	421,960,527	761,355,198
Liabilities	6,263,334	329,039	140,168	384,124	353,102	222,139,787	229,609,554
Fixed asset additions	46,710,471	1,390,747	581,404	8,963	26,952	545,249	49,263,786
Depreciation of fixed assets	459,268	238,479	86,293	74,552	14,171	72,802	945,565
Income from related companies	(5,386)	(1,486)	(1,141)	—	—	4,524,560	4,516,547

As of September 30, 2004:
Description	Crops	Beef Cattle	Milk	Feed Lot	Others	Without specific allocation	Total
Sales	7,940,482	10,257,201	668,358	878,916	778,841	—	20,523,798
Assets	87,304,651	121,928,522	7,714,281	5,326,201	322,394	459,011,232	681,607,281
Liabilities	5,481,874	302,457	3,116	581,502	108,547	208,040,021	214,517,517
Fixed asset additions	814,642	132,120	4,306	34,008	35,718	1,462,403	2,483,197
Depreciation of fixed assets	349,047	249,956	37,999	70,448	15,031	146,806	869,287
Income from related parties	77,961	1,396	11,527	—	358,846	4,249,108	4,698,838

Schedule A

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

For the three-month periods ended September 30, 2005 and 2004 and the year ended June 30, 2005

(Notes 1, 2, and 3)

					Depreciation					Net carrying value at September 30, 2005 Pesos	Net carrying value at June 30, 2005 Pesos	Net carrying value at September 30, 2004 Pesos
Principal Account	Value at the beginning of the period Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of the period Pesos	Rate %	Accumulated at the beginning of the period Pesos	Decrease of the period Pesos	Current period Pesos	Accumulated at the end of the period Pesos
Real estate	127,920,136	46,389,496	5,691,492	168,618,140	—	—	—	—	—	168,618,140	127,920,136	124,973,109
Wire fences	4,815,906	—	181,071	4,634,835	3	1,126,302	54,868	40,089	1,111,523	3,523,312	3,689,604	3,982,436
Watering troughs	3,549,725	—	254,865	3,294,860	5	1,090,500	100,736	41,170	1,030,934	2,263,926	2,459,225	2,634,544
Alfalfa fields and meadows	3,265,110	—	441,833	2,823,277	12-25-50	2,020,885	358,738	95,771	1,757,918	1,065,359	1,244,225	929,705
Buildings and constructions	5,982,037	—	58,895	5,923,142	2	1,901,144	10,112	29,497	1,920,529	4,002,613	4,080,893	3,789,920
Machinery	9,610,388	185,559	15,045	9,780,902	10	6,152,583	12,036	222,801	6,363,348	3,417,554	3,457,805	2,513,855
Vehicles	1,520,010	52,118	—	1,572,128	20	870,378	—	55,613	925,991	646,137	649,632	751,412
Tools	193,155	—	—	193,155	10	139,216	—	3,215	142,431	50,724	53,939	61,096
Furniture and equipment	1,149,488	9,897	—	1,159,385	10	716,045	—	27,660	743,705	415,680	433,443	379,358
Corral and leading lanes	670,101	—	—	670,101	3	130,029	—	5,539	135,568	534,533	540,072	516,533
Roads	1,057,888	—	25,160	1,032,728	10	689,480	12,580	25,071	701,971	330,757	368,408	495,023
Facilities	11,596,648	22,006	—	11,618,654	10-20-33	4,647,034	—	281,614	4,928,648	6,690,006	6,949,614	3,715,540
Computer equipment	1,188,319	34,146	—	1,222,465	20	844,095	—	30,707	874,802	347,663	344,224	316,815
Silo plants	1,169,114	—	72,595	1,096,519	5	378,719	31,942	14,922	361,699	734,820	790,395	837,701
Feed Lot	3,871,779	8,963	—	3,880,742	—	1,357,519	—	71,896	1,429,415	2,451,327	2,514,260	2,605,557
Constructions in progress	10,918,842	2,533,129	—	13,451,971	—	—	—	—	—	13,451,971	10,918,842	13,151,166
Advances to suppliers	82,879	178,904	—	261,783	—	—	—	—	—	261,783	82,879	109,142

Total at September 30, 2005	188,561,525	49,414,218	6,740,956	231,234,787		22,063,929	581,012	945,565	22,428,482	208,806,305

Total at June 30, 2005	179,919,641	27,067,824	18,425,940	188,561,525		19,893,168	1,998,378	4,169,139	22,063,929		166,497,596

Total at September 30, 2004	179,919,641	2,717,890	183,960	182,453,571		19,893,168	71,796	869,287	20,690,659			161,762,912

Schedule B

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Intangible Assets

For the three-month periods ended September 30, 2005 and 2004 and the year ended June 30, 2005

(Notes 1, 2, and 3)

Principal Account	Value at the beginning of the year and end of the period Pesos	Amortization				Net carrying value at September 30, 2005 Pesos	Net Carrying value at June 30, 2005 Pesos
		Accumulated at the beginning of the year Pesos	Current period		Accumulated at the end of the year/period Pesos
			Rate %	Amount Pesos
Development expenditures	1,410,368	1,410,368	33,33	—	1,410,368	—	—
Organization expenses	448,818	448,818		—	448,818	—	—
Brands and patents	18,938	18,938		—	18,938	—	—

Total at September 30, 2005	1,878,124	1,878,124		—	1,878,124	—	—

Total at June 30, 2005	1,878,124	1,878,124		—	1,878,124	—	—

Total at September 30, 2004	1,429,306	1,429,306		—	1,429,306	—

Schedule C

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

For the three-month periods ended September 30, 2005 and 2004 and the year ended June 30, 2005

(Notes 1, 2, and 3)

Type and characteristics of the securities	Amount	Value at September 30, 2005 Pesos	Value at June 30, 2005 Pesos	Value at September 30, 2004 Pesos	Market value Pesos	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income for the period Pesos	Shareholders´ Equity Pesos
Current Investments
Mutual Funds				296,909
ABN AMRO in pesos				1,004,778
Gainvest fund				—
Bony Hamilton Fund in dollars	9,513,732	27,304,412	52,439,110		2.87
Banco Río Special Fund in pesos		419,309	50,034	299,060
Banco Río Fund in dollars		—	2,395	4,163

		27,723,721	52,491,539	1,604,910

Notes and Convertible Bonds
Interest of Convertible Bonds 2007 - IRSA (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		3,260,731	1,078,320	4,170,585
Global 2010 Bonds	110,000	105,232	100,997	100,288	0.956655
Bocon Pro 1	157,647	630	630	630	0.003996
Nobacs	3,000,000	2,985,000	3,003,000	—
Arg Discount 2033 Bonds	—	—	1,073,823	—
Raymond James – Interest of Bonds	11,046	11,046	20,235
Mortgage Bonds	1,552,996	1,549,113	1,706,662

		7,911,752	6,983,667	4,271,503

Deposits in local banks in pesos		—		1,449,974

		—		1,449,974

Deposits in foreign banks in dollars		510,524	502,796	5,203,688

		510,524	502,796	5,203,688

Total current investments		36,145,997	59,978,002	12,530,075

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.			—		Unlisted	Agriculture and	2,500,000	(22,430)	14,947,357
Shares	893,069	5,336,798	5,344,811	5,320,914		Livestock
Contribution on account of future subscriptions of shares		7,865	7,865	7,865
Higher property value		11,179,150	11,179,150	11,179,150

		16,523,813	16,531,826	16,507,929

IRSA Inversiones y Representaciones S.A.
Shares (Note 14)	77,850,702	272,783,594	272,859,443	281,597,920	3.51	Real Estate	368,447,884	18,647,841	1,291,016,454

		272,783,594	272,859,443	281,597,920

Subtotal		289,307,407	289,391,269	298,105,849

Other Investments
Convertible Bonds 2007 – IRSA (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	36,538,897	106,328,190	105,487,796	135,018,934
Coprolán		20,717	20,717	20,717	Unlisted

Subtotal		106,348,907	105,508,513	135,039,651

Goodwill
Goodwill		—	—	494,757
IRSA negative goodwill		(29,060,111)	(30,430,822)	(40,164,990)

Subtotal		(29,060,111)	(30,430,822)	(39,670,233)

Total non-current investments		366,596,203	364,468,960	393,475,267

Schedule E

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Allowances and Provisions

For the three-month periods ended September 30, 2005 and 2004 and the year ended June 30, 2005

(Notes 1, 2, and 3)

Item	Balances at the beginning of the period Pesos	Increases (1) Pesos	Decreases (1) Pesos	Applications	Value at September 30, 2005 Pesos	Value at June 30, 2005 Pesos	Value at September 30, 2004 Pesos
Deducted from assets

Allowance for doubtful accounts	381,214	—	—	—	381,214	386,344	373,535

Included in liabilities
Current law contingencies for pending lawsuits	—	—	—	—	—	—	—
Non-current law contingencies for pending lawsuits	104,198	—	—	—	104,198	104,198	38,327

Total at September 30, 2005	485,412	—	—	—	485,412	—	—

Total at June 30, 2005	450,394	84,504	(5,824)	(38,532)	—	490,542	—

Total at September 30, 2004	450,394	—	—	(38,532)	—		411,862

(1)	Included in Statement of Income

Schedule F

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Sales

For the three-month periods ended September 30, 2005 and 2004 and year ended June 30, 2005

(Notes 1, 2, and 3)

	Crops		Beef cattle		Milk		Feed Lot
	September 30, 2005 Pesos	September 30, 2004 Pesos	September 30, 2005 Pesos	September 30, 2004 Pesos	September 30, 2005 Pesos	September 30, 2004 Pesos	September 30, 2005 Pesos	September 30, 2004 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	61,556,606	59,418,980	6,823,744	4,150,630	—	—
Crops	24,930,778	8,639,910	—	—	—	—	—	—
Unharvested crops	826,336	1,603,897	—	—	—	—	—	—
Seeds and fodder	128,575	—	172,941	134,870	17,653	103,508	—	601,626
Materials and others	3,768,385	3,842,219	—	—	65,430	44,982	155,791	—

	29,654,074	14,086,026	61,729,547	59,553,850	6,906,827	4,299,120	155,791	601,626
Holding gains	—	—	1,119,000	6,067,124	375,118	259,170	(8,877)	—
Gain (loss) on commodities market	(188,514)	2,175,998	—	—	—	—	1,557	—
Transfer of inventories to expenses	(91,722)	(149,403)	145,881	(10,777)	—	—	(250,988)	—
Transfer of inventories to fixed assets	(119,662)	(209,490)	—	—	—	—	—	—
Transfer of unharvested crops to expenses	(2,490,557)	(1,814,747)	(118,220)	(81,779)	(245,558)	(184,931)	—	—
Recovery of inventories	—	—	81,571	68,556	(81,571)	(68,556)	—	—
Purchases	6,596,618	6,567,420	2,826,516	2,193,967	1,659,354	148,389	384,540	533,363
Operating expenses (Schedule H)	1,113,326	753,327	4,236,736	4,140,473	1,271,581	522,140	181,399	210,346
Less:
Inventories at the end of the period
Beef cattle (1)	—	—	(60,972,939)	(60,607,796)	(8,258,533)	(4,478,540)	—	—
Crops	(17,146,003)	(1,370,714)	—	—	—	—	—	—
Unharvested crops	(4,804,143)	(5,430,829)	—	—	—	—	—	—
Seeds and fodder	(73,439)	—	(146,431)	(64,581)	(97,205)	(53,481)	—	—
Materials and others	(4,205,003)	(4,787,187)	—	—	(148,042)	(66,661)	(61,622)	(497,569)

Cost of Sales (2)	8,244,975	9,820,401	8,901,661	11,259,037	1,381,971	376,650	401,800	847,766

	Others		Total
	September 30, 2005 Pesos	September 30, 2004 Pesos	September 30, 2005 Pesos		September 30, 2004 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	68,380,350		63,569,610
Crops	—	—	24,930,778		8,639,910
Unharvested crops	—	—	826,336		1,603,897
Seeds and fodder	—	3,138	319,169		843,142
Materials and others	623,879	197,822	4,613,485		4,085,023

	623,879	200,960		99,070,118		78,741,582
Holding gains	—	—		1,485,241		6,326,294
Gain (loss) on commodities market	—	—		(186,957)		2,175,998
Transfer of inventories to expenses	—	—		(196,829)		(160,180)
Transfer of inventories to fixed assets	(30,770)	(25,203)		(150,432)		(234,693)
Transfer of unharvested crops to expenses	(106,578)	(165,477)		(2,960,913)		(2,246,934)
Recovery of inventories	—	—		—		—
Purchases	150,456	263,187		11,617,484		9,706,326
Operating expenses (Schedule H)	405,646	167,969		7,208,688		5,794,255
Less:
Inventories at the end of the period
Beef cattle (1)	—	—	(69,231,472)		(65,086,336)
Crops	—	—	(17,146,003)		(1,370,714)
Unharvested crops	—	—	(4,804,143)		(5,430,829)
Seeds and fodder	—	(3,159)	(317,075)		(121,221)
Materials and others	(431,405)	(247,450)	(4,846,072)	(96,344,765)	(5,598,867)	(77,607,967)

Cost of Sales (2)	611,228	190,827		19,541,635		22,494,681

(1)	Includes cattle births of the fiscal period.
(2)	Includes cattle production amounting to PS. 6,222,269 as of September 30, 2005 and Ps. 3,898,510 as of September 30, 2004.

Schedule G

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information submitted in compliance with Section 64, subsection B of Law No. 19,550

For the three-month periods ended September 30, 2005 and 2004

(Notes 1, 2, and 3)

	September 30, 2005				June 30,2005			September 30, 2004
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks	US$	2,204,267	2.87	6,326,247	US$	4,215,034	12,000,202		3,563,903	10,481,439
Investments:
Mutual funds	US$	9,513,732	2.87	27,304,412	US$	18,419,917	52,441,505		1,429	4,163
Interest of Convertible Bonds 2007-IRSA
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	1,120,526	2.91	3,260,731	US$	373,509	1,078,320		1,399,056	4,170,585
Deposits in foreign banks	US$	177,883	2.87	510,524	US$	176,606	502,796		1,769,360	5,203,688
Trade accounts receivable:
Trade accounts receivable	US$	256,433	2.87	735,963	US$	354,791	1,010,091		339,262	997,769
Other receivables:
Secured by mortgages	US$	2,050,644	2.87	5,885,349	US$	2,886,254	8,217,166		356,733	1,049,151
Guarantee deposits	US$	731,522	2.87	2,099,467	US$	939,597	2,675,032		47,272	139,028
Other receivables									19,721	58,000
Non current assets
Other receivables
Secured by Mortgage	US$	2,330,782	2.87	6,689,345		—	—		—	—
Investments:
Convertible Bonds 2007-IRSA
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	36,538,897	2.91	106,328,190	US$	36,538,897	105,487,796		45,293,168	135,018,934

Total Assets	US$	54,924,686		159,140,228	US$	63,904,605	183,412,908		52,789,904	157,122,757

Current liabilities
Trade accounts payable:
Suppliers	US$	9,476,932	2.91	27,577,871	US$	2,290,120	6,611,576	US$	708,740	2,112,755
Accrual for other expenses	US$	907,443	2.91	2,640,659	US$	607,354	2,592,869	US$	870,929	2,595,756
Unearned interest	US$	(552,462)	2.91	(1,607,665)	US$	—	—	US$	—	—
Sociedades Art.33 Ley 19,550,
IRSA	US$	1,432	2.91	4,168	US$	—	—		—	—
APSA	US$	113,880	2.91	331,392	US$	—	—		—	—
Loans:
Interest of Convertible Bonds 2007	US$	490,839		1,428,341	US$	164,996	476,343	US$	1,328,315	3,959,708
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	US$	734,559	2.91	2,137,568	US$	244,853	706,891		—	—
Directors	US$	1,030	2.91	2,998	US$	344	992		—	—
Other debts:
Security transactions payable		—		—	US$	1,448,075	4,180,593		—	—
Advances to customers		—		—	US$	711,881	2,055,200	US$	2,341,708	7,004,451
Other debts		—		—				US$	13,503	40,253
Non-current liabilities
Loans:
Financial entity		—		—	US$	—	—	US$	4,027,111	12,004,818
Convertible Bonds 2007	US$	16,005,607	2.91	46,576,316	US$	15,869,642	45,815,657	US$	23,412,806	58,376,899
Subsidiaries, related companies Law 19,550 Article 33 and related parties:		—
Shareholders	US$	23,953,025	2.91	69,703,303	US$	24,223,922	69,934,463	US$	19,582,992	69,793,576
Directors	US$	33,600	2.91	97,776	US$	33,980	98,100	US$	7,216	21,510

Total Liabilities		51,165,885		148,892,727	US$	45,595,167	132,472,684		52,293,320	155,909,726

US$: US dollars

Schedule H

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information submitted in compliance with Section 64, subsection B of Law No. 19,550

For the three-month periods ended September 30, 2005 and 2004

(Notes 1, 2, and 3)

	Total September 30, 2005 Pesos	Operating Expenses						Expenses		Total September 30, 2004 Pesos
Items		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	23,000	—	—	—	—	—	—	—	23,000	1,889
Fees and payments for services	633,483	68,757	957	45,708	11,673	—	10,419	—	564,726	228,388
Salaries and wages	1,947,531	987,095	115,363	442,122	190,395	—	239,215	24,296	936,140	1,545,816
Social security taxes	337,141	149,340	48,364	46,662	8,749	—	45,565	4,628	183,173	277,356
Taxes, rates and contributions	213,192	83,650	35,092	25,068	14,709	—	8,781	122,323	7,219	218,174
Gross sales taxes	26,535	—	—	—	—	—	—	26,535	—	173,792
Office and administrative expenses	170,181	60,174	—	191	—	—	59,983	429	109,578	115,119
Bank commissions and expenses	7,208	7,208	1,289	1,097	159	—	4,663	—	—	8,027
Depreciation of fixed assets	945,565	872,338	455,600	237,991	93,025	68,301	17,421	—	73,227	869,287
Vehicle and traveling expenses	178,098	114,260	34,523	64,843	3,205	—	11,689	3,250	60,588	115,152
Spare parts and repairs	341,453	338,844	162,247	149,488	25,335	—	1,774	—	2,609	321,908
Insurance	68,459	14,600	4,924	6,441	584	—	2,651	—	53,859	87,185
Benefits to Employees	89,753	65,157	15,999	45,203	3,955	—	—	—	24,596	66,757
Amortization of intangible assets	—	—	—	—	—	—	—	—	—	—
Livestock expenses (1)	3,397,338	3,120,873	—	3,120,873	—	—	—	276,465	—	3,288,707
Dairy farm expenses (2)	914,182	913,527	—	—	913,527	—	—	655	—	369,540
Agricultural expenses (3)	2,136,919	186,243	186,243	—	—	—	—	1,950,676	—	1,087,610
Feed lot expenses	114,163	113,098	—	—	—	113,098	—	—	1,065	—
Silo expenses	4,280	4,280	4,280	—	—	—	—	—	—	32,823
Coal expenses	202	—	—	—	—	—	—	202	—	—
Firewood expenses	—	—	—	—	—	—	—	—	—	—
FyO expenses	18,295	2,250	—	—	—	—	2,250	16,045	—	17,378
General expenses	126,442	106,994	48,445	51,049	6,265	—	1,235	3,273	16,175	85,833

Total at September 30, 2005	11,693,420	7,208,688	1,113,326	4,236,736	1,271,581	181,399	405,646	2,428,777	2,055,955

Total at September 30, 2004		5,648,311	753,327	4,140,473	522,140	210,346	167,969	1,600,127	1,662,303	8,910,741

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Balance Sheet as of September 30, 2005 and 2004 and June 30, 2005

	September 30, 2005 (Notes 1 and 2) Pesos	June 30, 2005 (Notes 1 and 2) Pesos	September 30, 2004 (Notes 1 and 2) Pesos
ASSETS
Current Assets
Cash and banks (Note 8.a.)	8,150,921	13,807,333	11,675,164
Investments (Note 8.b.)	35,216,164	59,425,172	11,724,059
Trade accounts receivable (Note 8.c.)	7,072,600	9,406,400	1,830,079
Other receivables (Note 8.d.)	20,710,289	21,149,060	20,500,683
Inventories (Note 8.e.)	40,564,241	43,647,216	31,908,062

Total Current Assets	111,714,215	147,435,181	77,638,047

Non-Current Assets
Other receivables (Note 8.d.)	14,096,292	6,404,092	770,738
Inventories (Note 8.e.)	50,557,754	48,743,639	41,258,691
Investments on controlled and related companies (Note 8.b.)	305,970,911	306,089,140	312,827,165
Other investments (Note 8.b.)	106,348,907	105,508,513	135,039,651
Fixed assets, net (Schedule A)	200,394,270	158,082,019	153,344,927

Subtotal Non-Current Assets	677,368,134	624,827,403	643,241,172

Goodwill (Note 8.b.)	(29,060,111)	(30,430,822)	(39,670,233)

Total Non-Current Assets	648,308,023	594,396,581	603,570,939

Total Assets	760,022,238	741,831,762	681,208,986

	September 30, 2005 (Notes 1 and 2) Pesos	June 30, 2005 (Notes 1 and 2) Pesos	September 30, 2004 (Notes 1 and 2) Pesos
LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 8.f.)	33,845,808	16,993,710	12,047,395
Loans (Note 8.g.)	8,531,307	11,499,782	36,155,082
Salaries and social security payable (Note 8.h.)	889,715	1,564,647	764,367
Taxes payable (Note 8.i.)	20,073,652	19,836,719	1,435,730
Other debts (Note 8.j.)	5,239,487	16,104,211	10,481,848

Total Debts	68,579,969	65,999,069	60,884,422

Total Current Liabilities	68,579,969	65,999,069	60,884,422

Non-Current Liabilities
Loans (Note 8.g.)	115,348,844	114,693,553	126,621,789

Taxes payable (Note 8.i.)	44,512,667	37,987,388	26,637,547
Other debts (Note 8.j.)	15,071	14,911	—
Provisions (Schedule E)	65,871	65,871	—

Total Non-Current Liabilities	159,942,453	152,761,723	153,259,336

Total liabilities	228,522,422	218,760,792	214,143,758

SHAREHOLDERS’ EQUITY	531,499,816	523,070,970	467,065,228

Total Liabilities and Shareholders’ Equity	760,022,238	741,831,762	681,208,986

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain

        Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Statement of Income

For the three-month periods ended September 30, 2005 and 2004

	September 30, 2005 (Notes 1 and 2) Pesos	September 30, 2004 (Notes 1 and 2) Pesos
Sales
Crops	10,767,467	7,940,482
Beef cattle	8,750,194	9,696,606
Milk	1,974,190	668,358
Other	510,010	514,876

Total Sales	22,001,861	18,820,322

Cost of sales (Schedule F)
Crops	(8,244,975)	(9,820,401)
Beef cattle	(7,243,984)	(10,745,776)
Milk	(1,381,971)	(376,650)
Other	(510)	(8,582)

Total cost of sale	(16,871,440)	(20,951,409)

Gross profit	5,130,421	(2,131,087)

Selling expenses (Schedule H)	(2,339,030)	(1,540,562)
Administrative expenses (Schedule H)	(1,846,533)	(1,388,791)
Net gain on sale of farms	9,872,997	—
Gain from inventory holding (Schedule F)	1,453,284	5,807,414

Operating income	12,271,139	746,974

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	2,057,584	17,007
Interest income	191,906	156,736
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties
Interest on bonds	2,182,411	2,782,081
Tax on banking debits and credits	(445,413)	(401,736)
Others	1,159,858	68,692

	5,146,346	2,622,780

Generated by liabilities:
Financial expenses
Interest on Convertible bonds (Note 7)	(2,384,681)	(2,627,124)
Others	(395,666)	(199,898)
Exchange differences and discounts	(868,903)	(1,059,803)

	(3,649,250)	(3,886,825)

Other income and expenses, net:
Gains from other fixed assets sales	(295)	26,661
Shareholders’ Personal asset tax and miscellaneous	(495,000)	(1,716,473)

	(495,295)	(1,689,812)

Income from controlled and related companies	4,482,179	4,862,166
Management fee (Note 5)	(1,219,231)	(115,031)

Net Income before income tax	16,535,888	2,540,252

Income tax expense (Note 6)	(5,562,808)	(1,504,977)

Net income for the period	10,973,080	1,035,275

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain

        Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Statement of Changes in Shareholders’ Equity

For the three-month periods ended September 30, 2005 and 2004

(Notes 1 and 2)

	Shareholders’ contributions					Retained earnings Legal reserve Pesos	Unappropiated earnings Pesos	Total at September 30, 2005 Pesos	Total at September 30, 2004 Pesos
	Capital (Note 3)		Inflation adjustment of Common stock Pesos	Paid-in capital Pesos	Subtotal Pesos
Items	Common stock Pesos	Treasury stock Pesos

Balances at the beginning of the period	162,784,579	—	166,218,124	78,175,196	407,177,899	7,692,591	108,200,480	523,070,970	465,168,196

Subscription of incentive plan (Note 12)	—	—	—	—	—	—	—	—	5,000

Conversion of bonds in common stock (Note 13)	266,464	—	—	124,004	390,468	—	—	390,468	391,272

Exercise of Warrants (Note 13)	173,908	—	—	130,203	304,111	—	—	304,111	465,485

Related companies Law 19,550 Section 33: Inversiones y Representaciones S.A. (Note 14)	—	—	—	(3,238,813)	(3,238,813)	—	—	(3,238,813)	—

Net income for the period							10,973,080	10,973,080	1,035,275

Balances at September 30, 2005	163,224,951	—	166,218,124	75,190,590	404,633,665	7,692,591	119,173,560	531,499,816	—

Balances at September 30, 2004	151,050,377	235,000	166,218,124	106,667,299	424,170,800	6,087,440	36,806,988	—	467,065,228

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain

        Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

For the three-month periods ended September 30, 2005 and 2004

	September 30, 2005 (Notes 1 and 2) Pesos	September 30, 2004 (Notes 1 and 2) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period	66,248,838	12,527,042
Cash and cash equivalents at the end of the period	35,455,333	18,122,942

Net (decrease) increase in cash and cash equivalents	(30,793,505)	5,595,900

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	10,973,080	1,035,275
Accrued interest	2,491,216	2,898,498
Income tax	3,562,808	1,504,977

Adjustments made to reach net cash flow from operating activities
Income from interest in controlled and related companies	(4,482,179)	(4,862,166)
Increase in allowances , provisions and accruals	3,778,363	2,984,567
Depreciation	819,819	743,167
Gain from inventory holdings	(1,453,284)	(5,807,414)
Financial results	(1,927,784)	(2,218,827)
Gain from sale of fixed assets	(9,872,702)	(26,661)

Changes in operating assets and liabilities
Decrease (increase) in current investments	1,205,064	(1,000,001)
Decrease in trade accounts receivable	2,333,800	1,746,904
Decrease (increase) in other receivables	1,113,490	(1,258,957)
Increase in inventories	2,571,712	7,718,765
Increase (decrease) in social security payable & taxes payable and advances to customers	319,795	(844,267)
Decrease in trade accounts payable	(2,885,585)	(1,869,045)
Dividends collected	60,308	—
(Decrease) increase in other debts	(14,135,602)	2,192,061

Cash flows (applied to) provided by operating activities	(3,527,681)	2,936,876

Investment activities
Increase in non-current investments	(9,116)	(1,502,678)
Increase in interest in related companies	—	(19,186,558)
Acquisition and upgrading of fixed assets	(31,966,324)	(2,388,230)
Sale of fixed assets	9,865,196	108,682

Cash flows (applied to) provided by investment activities	(22,110,244)	(22,968,784)

Financing activities
Exercise of Warrants	304,111	465,485
Exercise of rights offering on treasury stock	—	5,000
Increase in financial loans	4,962,400	31,915,000
Decrease in financial loans	(10,422,091)	(6,757,677)

Cash flows (applied to) provided by financing activities	(5,155,580)	25,627,808

Net (decrease) increase in cash and cash equivalents	(30,793,505)	5,595,900

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	150,432	234,693
Increase in other receivables by sale of fixed assets	8,222,550	—
Repayment of financial loans through issue of stock by exercise of conversion right	390,468	391,272
Increase in fixed assets due to an increase in other debts	17,175,158	—
Decrease in other liabilities through a decrease in fixed assets	2,055,200	—

Complementary information
Interest paid	105,066	10,938
Income tax paid	—	244,857

Eduardo S. Elsztain

        Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

For the three-month periods ended September 30, 2005 and 2004 and the year ended June 30, 2005

Notes to the Financial Statements

NOTE 1: ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a.	Presentation standards

These financial statements are stated in Argentine pesos, and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the F.A.C.P.C.E., as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (C.P.C.E.C.A.B.A.) and the C.N.V.

b.	New Accounting Standards

The C.P.C.E.C.A.B.A. enacted the following technical resolutions: No. 16: “Conceptual regime for professional accounting regulations”; No. 17: “Professional accounting regulations: development of matters of general application”, No. 18: “Professional accounting regulations: development of some matters of particular application” and No. 19 “ Modifications to technical resolutions No. 6, 8, 9, 11 and 14” and No. 20 “Derivative instruments and hedging transactions”, through Resolutions C 238/01, C 243/01,C 261/01, C 262/01 and C 187/02, respectively; establishing that such technical resolutions and the modifications incorporated, will be in force for periods initiated as from July 1, 2002 (other than Technical Resolution No. 20, which shall become effective for fiscal years beginning as from January 1, 2003).

The C.N.V., through Resolution No. 434/03 has adopted such technical resolutions with some exceptions and modifications, which have been in force for fiscal years initiated as from January 1, 2003.

The main changes basically result from the registration of income tax under the deferred tax method, as concerns agreements involving derivative instruments at their fair value and the valuation of receivables and payables with no stated rate at their discounted value.

As at February 19, 2003, the C.P.C.E.C.A.B.A., enacted Technical Resolution No. 21 “Proportional value- consolidation of financial statements- information to provide on related parties” through Resolution M.D. No. 5/2003.

The above mentioned Technical Resolution and the amendments introduced became effective for fiscal years ended as from April 1, 2003. Furthermore, The C.N.V. has adopted such Technical Resolution, through Resolution No. 459/04 introducing some modifications, which will be in force for fiscal years started as from April 1, 2004, consequently the Company has considered their application.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 1: (Continued)

On January 12, 2005, the C.P.C.E.C.A.B.A. approved Technical Resolution No. 22, “Professional accounting rules: agricultural business” under its Resolution M.D. No. 01/2005 effective for fiscal years starting as from July 1, 2005. Such Technical Resolution has not been approved by the C.N.V yet. In according with the Company evaluation, the application of such resolution will not produced an impact in respect of the valuation of biological assets and its represents an improvement in the exposure. To such extent, production of meet is shown in these financial statements in Schedule F.

Financial Statements corresponding to the three-month periods ended September 30, 2005 and 2004 have not been audited yet. The management believes they include all necessary settlements to reasonably show the results of each period. Results for the three-month periods ended September 30, 2005 and 2004 do not necessarily reflect the proportion of the Company’s results for such complete years.

c.	Accounting for inflation

The Company’s financial statements have been prepared in accordance with Resolution M.D. 3/02 of the C.P.C.E.C.A.B.A., which has established the application of Technical Resolution No. 6, as amended by Technical Resolution No. 19 of the F.A.C.P.C.E., as from fiscal years or interim periods ended on or after March 31, 2002.

On March 25, 2003, the National Executive Power issued Decree No. 664 establishing that financial statements for fiscal years ended as from that date should be stated in nominal currency.

Therefore, in accordance with Resolution No. 441 issued by the C.N.V. on April 8, 2003, the Company discontinued restatement of its financial statements effective March 1, 2003. This criteria does not comply with Resolution M.D. 041/2003, enacted by the C.P.C.E.C.A.B.A., by means of which the restatement of financial statements as of October 1, 2003 is no longer compulsory. However, as of September 30, 2005, this deviation did not have a material effect on the Company’s financial statements.

As a consequence of the above mentioned, the initial balances at the Company’s financial statements are presented in constant currency as of February 28, 2003, having considered the accounting measurements restated by the changes in the purchasing power money until interruption of the adjustment and those arising in the period of stability, restated into currency of December 2001. Transactions subsequent to February 28, 2003 have been recorded at their historical values.

The coefficients prepared based on the domestic wholesale price index, published by the Instituto Nacional de Estadísticas y Censos, have been applied for purposes of the abovementioned restatement of comparative information.

d.	Comparative Information

For comparison purposes, reclassifications have been made as of September 30, 2004.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Estimates are used when accounting for the allowance for conversion of convertible bonds into shares of stock, doubtful accounts, depreciation, impairment of current and non-current assets, income taxes, deferred liabilities and provisions for contingencies, accrual for expenses, donations and assets’ recoverable value of the current and non-current assets. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at period-end.

d.	Temporary investments

Placement of funds in local banks and abroad were valued at the amounts when paid-in plus interest accrued at closing translated at the Banco de la Nación Argentina rate of exchange at period-end.

The units of ownership of common investment funds, the mortgage certificates, nobacs and bonds were valued at quotation value at period-end net of sales expenses. Temporary investments do not exceed their recoverable value at the date of the financial statements.

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

g.	Derivatives financial instruments

Futures relate to cereal commitments deliverable at a previously agreed price and metals traded in the Chicago market.

Premiums collected or paid correspond to options bought or written and are included in Other receivables.

The assets or liabilities originated in derivatives instruments have been valued at their market value at period-end (see Note 4).

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops have been recognized under net income of the period under Cost of sales and those corresponding to metals under Financial gain generated by assets - Others.

h.	Other receivables and payables

Other receivables and payables have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements.

Other receivables and payables in foreign currency have been valued at their amount in such currency at the period-end closing date, converted to the buyer and seller exchange rate, respectively, prevailing at the period-end closing date.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1.	Livestock for raising and grazing cattle have been stated at their market value at the end of the period, net of estimated selling expenses. The livestock for dairy production and other purposes not related to direct sale over the next 12 months were valued at replacement cost.

Holding gain on cattle was calculated as the price difference of the heifer kilogram between stocks at beginning and closing of period.

Production of beef is shown in Schedule F, as mentioned in Note 1.b).

Considering the seasonal nature of agricultural activities, there are no results shown for production of grains to the date of these financial statements.

2.	Crops: at their quoted market value at the end of the period, less estimated sale expenses.

The cost of cereals includes the holding gain of grains.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

3.	Sown lands: Sown lands are valued at the replacement cost of the supplies used, plus expenses accrued as of the date of these financial statements.

4.	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of the period.

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the F.A.C.P.C.E. approved by C.N.V.

Interests in subsidiaries and affiliates at September 30, 2005 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A.	50.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones Sociedad Anónima	21.13

Consolidated financial statements with Inversiones Ganaderas S.A., Futuros y Opciones.Com and Cactus Argentina S.A. in proportional consolidation of 50% at September 30, 2005 and 2004 are presented as complementary information.

2.	Goodwill

The goodwill relating to the purchase of the subsidiary Futuros y Opciones.Com S.A. has been valued at its restated cost as of February 28, 2003, calculated as the difference between the price paid for such investment and its equity value calculated at the time of purchase, which was also restated as of that date (Note. 1.c.).

Depreciation is calculated in accordance with the estimated useful life, which is 5 years and has been classified under Gain from controlled and related companies in the statement of income. As of September 30, 2005 the above mentioned goodwill is fully amortized.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

The goodwill corresponding to the investment in Inversiones y Representaciones S.A. has been valued at cost restated as of February 28, 2003, and calculated as a difference between the market value of such investment and its equity value at the time of changing the March 2002-valuation method, and in each one of the purchases restated, if any, at that same date (Note 1.c).

Depreciation is calculated in accordance with the estimated useful life, which is 20 years and has been classified under Gain from controlled companies and related companies in the statement of income.

Current valuations and economic conditions tend to make less risky any permanent investment opportunity and also help increasing the possibility to obtain significant long-term profits through IRSA shares.

3.	Other Investments

-	Investments in debt securities

IRSA’s Convertible Bonds were valued taking into account the face value at period-end in dollars, at the sellers’ exchange rate plus interest accrued as of the date of these financial statements.

-	Other investments

The remaining investments correspond to non-listed securities, were valued at their restated cost as of February 28, 2003 (Note 1.c.).

l.	Fixed assets

-	Purchase value

Valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin.

-	Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the period of addition.

-	The carrying value

The carrying value of fixed assets does not exceed their estimated recoverable value at the end of the period.

m.	Shareholders’ equity

Initial balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the period are recorded at their historical values.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

n.	Paid-in capital – Related Companies Law No. 19,550 Section 33

Increases or decreases of the equity value of investments in IRSA Inversiones y Representaciones S.A. and Futuros y Operaciones.Com S.A. generated on the basis of changes in their shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in Technical Resolution 17 of the F.A.C.P.C.E. and Resolution CD 243/01 of the C.P.C.E.C.A.B.A.

o.	Results for the period

Charges for assets consumed are calculated considering the values of the assets.

Holding gain and loans of livestock are disclosed in one line in the Income Statement and in Schedule F and is calculated as explained in note 2.j.1.

Cost of sale is calculated by inventory difference and cattle production is disclosed in Schedule F (see notes 2.j.1 and 2.j.2)

The remaining results for the period are disclosed in the paid cost.

The income statement shows the financial gains and losses, discriminating those generated by assets and those generated by liabilities.

p.	Income Tax

The Company has recognized the income tax on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of livestock and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

q.	Tax on minimum presumed income

The Company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at period-end. This tax is supplementary to the income tax. The Company’s tax liability for each period will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds the income tax in any period, such excess may be computed as payment on account of the income tax that may be payable in any of the following ten fiscal years.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

r.	Revenue recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

NOTE 3: COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial periods was as follows:

	Authorized Pesos	Subscribed Pesos	Paid in Pesos
Common and treasury stock at June 30, 2003	124,098,095	124,098,095	124,098,095
Incentive Plan (Note 12) - Fiscal Year 2004	332,437	332,437	332,437
Conversion of bonds in common stock (Note 13) - Fiscal Year 2004	13,136,577	13,136,577	13,136,577
Exercise of Warrants (Note 13) - Fiscal Year 2004	12,965,710	12,965,710	12,965,710
Incentive Plan (Note 12) - Fiscal Year 2005	240,000	240,000	240,000
Conversion of bonds in common stock (Note 13) - Fiscal Year 2005	5,918,871	5,918,871	5,918,871
Exercise of Warrants (Note13) -Fiscal Year 2005	6,092,889	6,092,889	6,092,889
Conversion of bonds in common stock (Note 13) - Fiscal Year 2006-1st quarter	266,464	266,464	266,464
Exercise of Warrants (Note13) -Fiscal Year 2005-2006 1st quarter	173,908	173,908	173,908

Common and treasury stock at June 30, 2005	163,224,951	163,224,951	163,224,951

As of September 30, 2005, the capital authorized to be publicly offered is formed of 163,224,951 common, book-entry shares of Ps.1 par value each and entitled to one vote per share, all of which were outstanding.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4: (Continued)

NOTE 4: DERIVATIVE FINANCIAL INSTRUMENTS

At September 30, 2005 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins $	Premium paid or (collected) $	Premium at fair value $	Gain (loss) for valuation at fair value as of June 30, 2005 $
Futures
Purchase
Corn	3,810				(25,806)
Metals	195,000				381,812
Soybean	2,040				(88,756)

Sell
Corn	13,600	18,207			8,005
Soybean	26,100	754,290			515,345
Wheat	4,080				(73,597)

Options
Purchase Call
Soybean oil	544		19,074	31,897	12,823
Soybean	12,800		314,432	207,531	(106,901)
Wheat	8,160		93,203	137,559	44,356

Sell Call
Soybean oil	544		(5,202)	(12,482)	(7,280)
Soybean	17,720	41,431	(197,676)	(183,162)	14,514
Wheat	8,160		(123,548)	(137,559)	(14,011)

Purchase Put
Corn	1,500	(434)	13,525	16,907	3,382
Soybean	15,700	(486,896)	504,450	666,983	162,533

Sell Put
Soybean oil	544		(12,138)	(6,587)	5,551
Corn	38,100		(415,438)	(1,026,799)	(611,361)
Soybean	12,020	19,166	(213,051)	(359,035)	(145,984)

Total	360,422	345,764	(22,369)	(664,747)	74,625

Metals: the gain generated as of September 30, 2005 is Ps.381,812 and is included in the Income Statement under financial gain / losses.

As of September 30, 2005 and 2004 the Company charged to income Ps.188,514 (gain) and Ps.2,175,998 (loss), respectively, to reflect the closing of the transactions carried out during those periods. These results are disclosed under the cost of grain in a line of Schedule F.

At September 30, 2004 the Company had arranged futures and options on the Forward Market as follows:

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4: (Continued)

Cereal	Tons	Margins $	Premium paid or (collected) $	Premium at fair value $	Gain (loss) for valuation at fair value $
Options
Purchase Call
Soybean	1,500		26,649	444	(26,205)
Wheat	27,200		631,078	150,741	(480,337)

Sell Call
Soybean	1,360		(25,154)	(185)	24,969
Wheat	20,400		(124,292)	(27,744)	96,548

Sell Put
Soybean	800	23,688	(14,213)	(149,708)	(135,495)
Wheat	20,400		(99,877)	(183,109)	(83,232)

Total	71,660	23,688	394,191	(209,561)	(603,752)

NOTE 5: MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements as of September 30, 2005 and 2004 include a charge in the Statement of Income of Ps.1,219,231 and Ps.115,031 and a provision of Ps.3,581,923 and Ps.798,069 respectively.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6: INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

- Deferred assets as of September 30, 2005:

	Cumulative tax loss carryforwards	Provisions	Other	TOTAL
Initial Balance	2,367,216	—	494,355	2,861,571
Charge to Net Income	816,234	—	(345,891)	470,343
Closing Balance	3,183,450	—	148,464	3,331,914

- Deferred liabilities as of September 30, 2005:

	Fixed Assets	Inventories	Investments	Accruals	Others	TOTAL
Initial Balance	(22,615,009)	(14,240,940)	(2,730,064)	(1,271,064)	9,282	(40,847,795)
Charge to Net Income	(4,687,925)	14,943	(582)	(1,360,751)	—	(6,034,315)
Closing Balance	(27,302,934)	(14,225,997)	(2,730,646)	(2,631,815)	9,282	(46,882,110)

As of September 30, 2005, net liabilities at period-end as per the information included in the preceding tables amount to Ps.43,550,196.

Below is a conciliation between the Income Tax charged to Net Income and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	September 30, 2005	September 30, 2004
Net Income before income tax	16,535,888	2,540,252
Tax rate	35%	35%

Net income at tax rates:	5,787,561	889,088
Permanent differences at tax rate:
Restatement into constant currency	1,246,799	83,363
Penalties	—	84
Donations	810	1,126
Amortization FYO Goodwill	—	27,821
Gain from purchase and sale of stock	—	36,750
Loss from controlled and related companies	(1,568,763)	(1,701,758)
Personal asset tax	173,250	599,141
Conversion of bonds in common stock	—	1,509,585
Miscellaneous permanent differences	(76,849)	59,777

Income tax	5,562,808	1,504,977

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6: (Continued)

During this period the Income Tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps.3,183,450 and may be offset against taxable income of future periods, as follows:

Origination year	Amount	Expiration Year
2003	2,267,947	2008
2005	162,854	2010
2006	752,649	2011

- Deferred assets as of September 30, 2004:

	Cumulative tax loss carryforwards	Provisions	Others	TOTAL
Initial Balance	2,224,649	20	1,191	2,225,860
Charge to Net Income	2,001,611	—	—	2,001,611
Closing Balance	4,226,260	20	1,191	4,227,471

- Deferred liabilities as of September 30, 2004:

	Fixed Assets	Inventories	Investments	Accruals	TOTAL
Initial Balance	(13,522,161)	(11,545,458)	(1,220,989)	(1,069,822)	(27,358,430)
Charge to Net Income	72,414	(1,117,397)	(1,534,666)	(926,939)	(3,506,588)
Closing Balance	(13,449,747)	(12,662,855)	(2,755,655)	(1,996,761)	(30,865,018)

As of September 30, 2004, net liabilities at period-end as per the information included in the preceding tables amount to Ps.26,637,547.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6: (Continued)

Below is a conciliation between the Income Tax charged to Net Income and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	September 30, 2004	September 30, 2003
Net Income before income tax	2,540,252	(1,556,785)
Tax rate	35%	35%

Net income at tax rates:	889,088	(544,875)
Permanent differences at tax rate:
Restatement into constant currency	83,363	1,018,366
Penalties	84	805
Donations	1,126	(396,323)
Amortization FYO Goodwill	27,821	34,748
Gain from purchase and sale of stock	36,750	236,736
Loss from controlled and related companies	(1,701,758)	—
Personal asset tax	599,141	—
Conversion of bonds in common stock	1,509,585	—
Miscellaneous permanent differences	59,777	64,517

Income tax	1,504,977	413,974

During this period the Income Tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps.4,226,260 and may be offset against taxable income of future periods, as follows:

Origination year	Amount	Expiration Year
2003	2,224,649	2008
2005	2,001,611	2010

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7: BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a. Balances at September 30, 2005 and 2004 and June 30, 2005 with Subsidiaries, related companies and related parties:

	September 30, 2005	June 30, 2005	September 30, 2004
IRSA Inversiones y Representaciones S.A.(3)
Current Investments
-Interest of Convertible Bonds 2007-IRSA (US$)	3,260,731	1,078,320	4,170,585
Non-Current Investments
-Convertible Bonds 2007-IRSA (US$)	106,328,190	105,487,796	135,018,934
Current other receivables	—	—	6,259
Current Trade accounts payable	57,164	43,822	24,257

Inversiones Ganaderas S.A.(1)
Current Trade accounts receivable	53,432	30,814	82,691
Current Other debts	1,633,872	1,605,463	2,133,602
Non-Current Other debts	15,071	14,911	—

Futuros y opciones.Com S.A.(1)
Current Trade accounts receivable	68,828	897,389	—
Current Other receivables and prepaid expenses	23,603	23,603	128,305
Current Trade accounts payable	—	—	42,139

Cactus Argentina S.A.(3)
Current Trade accounts receivable	244,722	785,849	26,787
Current Other receivables and prepaid expenses	340,235	332,209	1,350,881
Current Trade accounts payable	—	—	718,601

Agro-Uranga S.A.(3)
Current Other receivables	—	39,993	—
Current Other receivables and prepaid expenses	20,315	—	—

Fundación IRSA (4)
Current Trade accounts payable	1,900,000	1,900,000	1,177,988

Inversora Bolívar (4)
Current Trade accounts payable	7,314	5,445	—

Alto Palermo S.A.(4)
Current Trade accounts payable	627,158	193,053	—

Consultores Asset Management S.A.(4)
Management Fees	3,581,923	8,239,263	798,069

Credits to employees (4)
Current credits to Senior management, directors and staff of the company	35,226	29,397	31,334

Estudio Zang, Bergel & Viñes (4)
Current Trade accounts payable	57,082	21,092	—

Directors (4)
Current Loans
Convertible Bonds 2007 Interest payable (Schedule G)
Directors	2,998	992	664
Non-Current Loans
Convertible Bonds 2007 (Schedule G)
Directors	97,776	98,100	21,510
Other current debts	3,393	3,393	4,132

Shareholders (2)
Current Loans
Convertible Bonds 2007 Interest payable (Schedule G)
Shareholders	2,137,568	706,891	2,094,068
Non-Current Loans
Convertible Bonds 2007 (Schedule G)
Shareholders	69,703,303	69,934,463	69,793,576

(1)	Controlled company
(2)	Shareholder
(3)	Related company
(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7: (Continued)

b. Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the periods ended at September 30, 2005 and 2004.

	Year	Sales and Fees for shared services	Interest paid	Salaries	Fees	Livestock expenses	Interest income	Administrative services	Others
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	2005	—	(1,428,285)	—	—	—	—	—	—
	2004	—	(1,389,339)	—	—	—	—	—	—
Agro-Uranga S.A.	2005	—	—	—	—	—	—	—	—
	2004	—	—	—	—	—	—	—	—
Alto Palermo S.A.	2005	(258,661)	—	—	—	—	—	—	—
	2004	(11,166)	—	—	—	—	—	—	—
Consultores Asset Management	2005	—	—	—	—	—	—	—	—
	2004	—	—	—	—	—	—	—	—
Cactus Argentina S.A.	2005	—	—	—	—	(898,660)	(13,571)	84,320	4,440
	2004	—	—	—	—	(1,524,576)	(5,339)	47,280	24,133
Directors	2005	—	(2,004)	(1,675,051)	(23,000)	—	—	—	—
	2004	—	(441)	(130,425)	(1,889)	—	253	—	—
Estudio Zang, Bergel & Viñes	2005	—	—	—	(69,557)	—	—	—	—
	2004	—	—	—	(20,880)	—	—	—	—
Fundación IRSA	2005	—	—	—	—	—	—	—	—
	2004	—	—	—	—	—	—	—	—
Futuros y opciones.Com S.A.	2005	—	—	—	—	—	—	41,100	(18,901)
	2004	—	—	—	—	—	—	9,600	(608)
Inversiones Ganaderas S.A.	2005	—	(28,410)	—	—	—	—	23,077	(10,098)
	2004	—	(36,936)	—	—	—	—	21,833	80,744
Inversora Bolívar S.A.	2005	—	—	—	—	—	—	—	(25,798)
	2004	—	—	—	—	—	—	—	(26,602)
IRSA Inversiones y Representaciones S.A.	2005	(3,312)	—	—	—	—	2,182,411	—	—
	2004	(13,419)	—	—	—	—	2,782,081	—	—
Credits to employees	2005	—	—	—	—	—	763	—	—
	2004	—	—	—	—	—	809	—	—
Senior Management	2005	—	—	(620,258)	—	—	—	—	—
	2004	—	—	(520,634)	—	—	—	—	—

Total 2005		(261,973)	(1,458,699)	(2,295,309)	(92,557)	(898,660)	2,169,603	148,497	(50,357)

Total 2004		(24,585)	(1,426,716)	(651,059)	(22,769)	(1,524,576)	2,777,804	78,713	77,667

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: Details of balance sheet and income statement accounts

a.	Cash and banks

	September 30, 2005 Pesos	June 30, 2005 Pesos	September 30, 2004 Pesos
Cash	28,748	25,360	48,729
Foreign currency (Schedule G)	74,324	74,354	77,251
Patacones currency	39	39	39
Local currency checking account	587,596	1,728,632	731,584
Patacones currency checking account	22	22	22
Foreign currency checking account (Schedule G)	232,234	3,854,669	1,595,435
Local currency saving account	16,174	17,505	11,052
Foreign currency saving account (Schedule G)	5,983,908	8,026,165	8,806,793
Checks to be deposited	1,227,876	80,587	404,259

	8,150,921	13,807,333	11,675,164

b.	Investments and Goodwill

	September 30, 2005 Pesos	June 30, 2005 Pesos	September 30, 2004 Pesos
Investment
Investment (Schedule C and G)	35,216,164	59,425,172	11,724,059

	35,216,164	59,425,172	11,724,059

Investment
Investment on controlled and related companies (Schedule C)	305,970,911	306,089,140	312,827,165

	305,970,911	306,089,140	312,827,165

Other investments
Other investments (Schedule C and G)	106,348,907	105,508,513	135,039,651

	106,348,907	105,508,513	135,039,651

Goodwill
Goodwill (Schedule C)	(29,060,111)	(30,430,822)	(39,670,233)

	(29,060,111)	(30,430,822)	(39,670,233)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

c.	Trade accounts receivable

	September 30, 2005 Pesos	June 30, 2005 Pesos	September 30, 2004 Pesos
Current
Accounts receivable in local currency	6,381,915	7,099,969	1,071,572
Less:
Allowance for doubtful accounts (Schedule E)	(356,214)	(356,214)	(348,535)
Accounts receivable in foreign currency (Schedule G)	679,917	948,593	997,564
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	53,432	30,814	82,691
Futuros y Opciones.Com S.A.	68,828	897,389	—
Cactus Argentina S.A.	244,722	785,849	26,787

	7,072,600	9,406,400	1,830,079

d.	Other receivables

	September 30, 2005 Pesos	June 30, 2005 Pesos	September 30, 2004 Pesos
Current
Prepaid leases	8,171,554	6,512,492	8,804,175
Gross sales taxes	2,336	(204,677)	(37,626)
Guarantee deposits and premiums (Schedule G)	2,094,573	2,675,032	139,028
Secured by mortgage (Schedule G)	5,885,349	8,217,166	1,049,151
Prepaid expenses	492,488	2,045,319	794,573
Tax prepayments (net of accruals)	3,104,805	1,063,379	7,900,692
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	340,235	332,209	1,350,881
Futuros y Opciones.Com S.A.	23,603	23,603	128,305
IRSA Inversiones y Representaciones S.A.	—	—	6,259
Agro-Uranga S.A.	—	39,993	—
Credits to employees	35,226	29,397	31,334
Shareholders	—	—	—
Others	560,120	415,147	333,911

	20,710,289	21,149,060	20,500,683

Non-current
Secured by mortgage (Schedule G)	6,689,345	—	—
Value Added Tax	6,368,561	6,328,177	770,738
Tax on Minimum Presumed Income	962,471	—	—
Prepaid leases	75,915	75,915	—

	14,096,292	6,404,092	770,738

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

e.	Inventories

	September 30, 2005 Pesos	June 30, 2005 Pesos	September 30, 2004 Pesos
Current
Livestock	12,815,143	13,099,574	19,343,187
Crops	17,146,003	24,930,778	1,370,714
Unharvested crops	4,804,143	826,336	5,430,829
Seeds and fodder	317,075	319,169	118,062
Materials and others	4,553,812	4,024,658	5,039,810
Advances to suppliers	928,065	446,701	605,460

	40,564,241	43,647,216	31,908,062

Non-Current
Livestock	50,557,754	48,743,639	41,258,691

	50,557,754	48,743,639	41,258,691

f.	Trade accounts payable

	September 30, 2005 Pesos	June 30, 2005 Pesos	September 30, 2004 Pesos
Current
Suppliers in local currency	2,279,225	3,292,862	4,877,866
Suppliers in foreign currency (Schedule G Note 11) (1)	27,544,299	6,580,931	2,097,121
Interest to be accrued (2)	(1,607,665)	—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	7,314	5,445	—
Alto Palermo S.A.	627,158	193,053	—
IRSA Inversiones y Representaciones S.A.	57,164	43,822	24,257
Cactus Argentina S.A.	—	—	718,601
Futuros y Opciones.Com S.A.	—	—	42,139
Estudio Zang, Bergel & Viñes	57,082	21,092	—
Fundación IRSA	1,900,000	1,900,000	1,177,988
Agro-Uranga S.A.	20,315	—	—
Accrual for other expenses (Schedule G)	2,960,916	4,906,044	3,109,423
Accrual for cereal expenses	—	50,461	—

	33,845,808	16,993,710	12,047,395

(1)	Includes as of September 30, 2005 US$ 6,500,000 for the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage.
(2)	Corresponds to the liability mentioned in (1).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

g.	Loans

	September 30, 2005	June 30, 2005 Pesos	September 30, 2004 Pesos
Current
Local financial loans (Note 16)	4,962,400	10,315,556	32,195,374
Convertible Bonds 2007 Interest payable (Schedule G)	1,428,341	476,343	1,864,976
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	2,137,568	706,891	2,094,068
Directors	2,998	992	664

	8,531,307	11,499,782	36,155,082

Non-Current
Convertible Bonds 2007 (Schedule G)	46,576,316	45,815,657	58,376,899
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	69,703,303	69,934,463	69,793,576
Directors	97,776	98,100	21,510
Convertible Bonds 2007 expenses	(1,028,551)	(1,154,667)	(1,570,196)

	115,348,844	114,693,553	126,621,789

h.	Salaries and social security payable

	September 30, 2005	June 30, 2005 Pesos	September 30, 2004 Pesos
Current
Accrual for Vacation and statutory annual bonus	531,486	1,288,720	493,007
Social security taxes payable	206,125	185,771	187,720
Salaries payable	143,183	79,095	78,181
Health care payable	4,133	5,129	363
Others	4,788	5,932	5,096

	889,715	1,564,647	764,367

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

i.	Taxes payable

	September 30, 2005 Pesos	June 30, 2005 Pesos	September 30, 2004 Pesos
Current
Accrual for income tax	24,772,007	24,772,007	4,246,881
Advances to Income tax	(5,773,267)	(5,148,500)	(3,792,188)
Tax on Minimum Presumed Income (Note 2.p.)	—	—	770,737
Property tax payable	125,332	80,510	83,948
Taxes withheld for income tax	412,567	95,772	225,576
Taxes withheld-Value Added Tax	15,102	36,248	116
Others	521,911	682	(99,340)

	20,073,652	19,836,719	1,435,730

Non-Current
Deferred tax	43,550,196	37,987,388	26,637,547
Tax on Minimum Presumed Income (Note 2.p.)	962,471	—	—

	44,512,667	37,987,388	26,637,547

j.	Other debts

	September 30, 2005 Pesos	June 30, 2005 Pesos	September 30, 2004 Pesos
Current
Security transactions payable (Schedule G)	—	4,180,593	—
Advances from customers (Schedule G)	—	2,055,200	7,004,451
Management fees accrual (Note 5)	3,581,923	8,239,263	798,069
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	1,633,872	1,605,463	2,133,602
Directors	3,393	3,393	4,132
Others	20,299	20,299	541,594

	5,239,487	16,104,211	10,481,848

Non-current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	15,071	14,911	—

	15,071	14,911	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:

a) Assets based on their estimated collection term ( in pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004
1st quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004 financial period	—	—	4,170,585	—	—	1,830,079	—	—	1,261,220
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	1,049,151
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	310,306
1st quarter 2006/2005 financial period	—	—	—	—	9,406,400	—	—	9,311,575	—
2nd quarter 2006/2005 financial period	3,260,731	1,078,320	—	7,072,600	—	—	6,245,002	781,889	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	4,553,249	4,108,583	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	770,738
1st quarter 2007/2006 financial period	—	—	—	—	—	—	1,672,336	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2008/2007 financial period	—	—	—	—	—	—	1,672,336		—
2nd quarter 2008/2007 financial period	106,328,190	105,487,796	135,018,934	—	—	—	—	—	—
1st quarter 2009/2008 financial period	—	—	—	—	—	—	1,672,336		—
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,672,336		—
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,672,336		—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	31,955,433	58,346,852	7,553,474	—	—	—	8,239,702	6,947,013	17,880,006
With no stated non-current term	20,717	20,717	20,717	—	—	—	7,406,948	6,404,092	—

Total	141,565,071	164,933,685	146,763,710	7,072,600	9,406,400	1,830,079	34,806,581	27,553,152	21,271,421

b) Assets classified according to their interest rate ( in pesos)

Interest rate that they accrue	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004
At fixed interest rate	106,328,190	105,487,796	135,018,934	—	—	—	12,455,666	8,197,487	1,233,520
At variable interest rate	31,955,433	58,346,852	7,553,474	—	—	—	2,413,070	2,314,696	323,645
Non-interest bearing	3,281,448	1,099,037	4,191,302	7,072,600	9,406,400	1,830,079	19,937,845	17,040,969	19,714,256

Total	141,565,071	164,933,685	146,763,710	7,072,600	9,406,400	1,830,079	34,806,581	27,553,152	21,271,421

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9: (Continued)

Liabilities based on their estimated payment term :

Based on their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable
	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004
1st quarter 2005/2004	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004	—	—	12,047,395	—	—	3,959,708	—	—	764,367
3rd quarter 2005/2004	—	—	—	—	—	22,100,096	—	—	—
4th quarter 2005/2004	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005	—	12,685,710	—	—	10,315,556	10,095,278	—	1,564,047	—
2nd quarter 2006/2005	14,924,308	4,308,000	—	8,531,307	1,184,226	—	649,236	—	—
3rd quarter 2006/2005	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005	—	—	—	—	—	—	240,479	—	—
1st quarter 2007/2006	18,921,500	—	—	—	—	—	—	—	—
2nd quarter 2007/2006	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007	—	—	—	115,348,844	114,693,553	126,621,789	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	—	—	—	—
With no stated non-current term	—	—	—	—	—	—	—	—	—

Total	33,845,808	16,993,710	12,047,395	123,880,151	126,193,335	162,776,871	889,715	1,564,047	764,367

Based on their estimated payment term	Taxes payable			Other debts			Provisions
	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004
1st quarter 2005/2004	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004	—	—	1,435,730	—	—	3,473,265	—	—	—
3rd quarter 2005/2004	—	—	—	—	—	2,561,174	—	—	—
4th quarter 2005/2004	—	—	—	—	—	4,447,409	—	—	—
1st quarter 2006/2005	—	213,212	—	—	14,498,748	—	—	—	—
2nd quarter 2006/2005	20,073,652	19,623,507	—	5,239,487	1,605,463	—	—	—	—
3rd quarter 2006/2005	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006	962,471	—	—	15,071	14,911	—	—	—	—
3rd quarter 2007/2006	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	—	—	—	—
With no stated non-current term	43,550,196	37,987,388	26,637,547	—	—	—	65,871	65,871	—

Total	64,586,319	57,824,107	28,073,277	5,254,558	16,119,122	10,481,848	65,871	65,871	—

Liabilities classified according to their interest rate:

Interest in rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable
	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004
At fixed interest rate	18,915,000	—	—	121,339,795	126,163,776	158,817,163	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	14,930,808	16,993,710	12,047,395	2,540,356	29,559	3,959,708	889,715	1,564,047	764,367

Total	33,845,808	16,993,710	12,047,395	123,880,151	126,193,335	162,776,871	889,715	1,564,047	764,367

Interest in rate that they accrue	Taxes payable			Other debts			Provisions
	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005	September 30, 2004
At fixed interest rate	—	—	—	1,558,734	1,558,734	2,133,602	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	64,586,319	57,824,107	28,073,277	3,695,824	14,560,388	8,348,246	65,871	65,871	—

Total	64,586,319	57,824,107	28,073,277	5,254,558	16,119,122	10,481,848	65,871	65,871	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 10: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the C.N.V., 5% of the net and realized profit for the period plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11: PURCHASE AND SALE OF FARMS

PURCHASE:

On September 1, 2005 the Company signed the deed for the purchase of the farm “San Pedro” of 6,022 hectares located in the Department of Uruguay, Province of Entre Ríos. The purchase price was US$ 16,000,000. This agreement generated a debt of US$ 6,500,000 that will be paid on September 1, 2006.

SALE:

On July 25, 2005 the Company signed the deed of sale of the farm “El Gualicho” with a surface area of 5,727 hectares, located in the Department of General Roca and Presidente Roque Saenz Peña, Province of Córdoba. The agreed sale price was US$ 5,727,083. The sale generated a gain of Ps. 9,872,997.

NOTE 12: STOCK OPTION PLAN

As resolved upon at the General Extraordinary Shareholders’ Meeting at second call held on November 19, 2001 and in accordance with the resolutions adopted by the Board of Directors at its meeting dated December 7, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”) during a 30-day period covering 4,614,643 shares.

The stock balance remaining after expiration of the preemptive and accretion periods is intended to be offered under the Incentive Plan approved at the above mentioned Shareholders’ Meeting, at Ps.1 (one peso) par value, plus interest accrued as from actual exercise at a six-months LIBOR rate per annum. In accordance with the terms approved at the referred Shareholders’ Meeting, from a legal standpoint the implementation of the Plan is made by means of the transfer of the Shares in trust. From this balance, two thirds of the options relating to the Shares under the Plan were allocated for distribution by the Company’s Board of Directors among certain executive officers.

The remaining third was set aside for allotment by the Company’s Board of Directors among any employees or executives at the time of allotment and 6 (six) months after the initial allotment, and up to 3 (three) months before the expiration of the exercise period.

In January 2002 an aggregate of 2,353 shares of Ps.1 par value each were issued under the preferred offering of treasury stock.

In April and June 2002, an aggregate of 480,000 shares of Ps.1 par value each were issued to executive officers of the Company under the preferred offering of treasury stock.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12: (Continued)

During the fiscal year ended on June 30, 2003, an aggregate of 3,559,853 shares of Ps.1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2004, an aggregate of 332,437 shares of Ps.1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2005, an aggregate of 240,000 shares of Ps.1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock. As of that date, there was no pending exercise balance.

NOTE 13: ISSUANCE OF CONVERTIBLE BONDS

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple convertible bonds, non-convertible into shares of the Company, for an amount of up to US$50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or,

b)	the issuance of convertible bonds into company’s common stock, for a total amount of US$50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	the subscription option, for the holders of convertible bonds, with a premium determined by the management, between 20 and 30% over the conversion price of the convertible bond, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the convertible bonds who have exercised their conversion rights.

Authorization for the public offer and quotation of convertible bonds has been approved by Resolution No. 14,320 of the Argentine Securities and Exchange Commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to US$50,000,000 in securities composed by convertible bonds into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is US$0.5078 stocks (US$5.0775 ADS), while the Warrant price is US$0.6093 stocks (US$6.0930 ADS).

b)	For each of Cresud’s convertible bond the holder has the right to convert it to US$1.96928 stocks (US$0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible bonds and options will be due on November 14, 2007.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 13: (Continued)

Convertible bonds were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Bonds and for the generation of working capital.

During the fiscal year ended on June 30, 2003, 196,084 convertible bonds were converted into 386,140 ordinary shares, which resulted in a Ps.593,038 increase in the Company’s net shareholders’ equity.

During the fiscal year ended on June 30, 2004, 6,670,763 convertible bonds were converted into 13,136,577 ordinary shares, which resulted in a Ps.19,364,974 increase in the Company’s net shareholders’ equity. During the same period, 6,583,995 Warrants were exercised, resulting in the issuance of 12,965,710 ordinary shares for Ps.23,068,638.

During the fiscal year ended on June 30, 2005, 3,005,609 convertible bonds were converted into 5,918,871 ordinary shares, which resulted in an increase of the Company’s net shareholders’ equity of Ps.8,857,011. In the same period, 3,093,975 warrants were exercised, resulting in the issuance of 6,092,889 common shares for Ps.10,919,379.

During the current period, 135,312 Convertible Bonds were converted into 266,464 ordinary shares, which resulted in a Ps. 390,468 increase in the Company’s net shareholders’ equity. During the same period, 88,312 warrants were exercised, resulting in the issuance of 173,908 ordinary shares for Ps.304,111.

NOTE 14: PURCHASE AND SALE OF CONVERTIBLE BONDS

During November and December 2002, 49,692,668 convertible bonds issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5571 per share (US$ 5.5713 GDS), while the warrant price is US$0.6686 per share (US$ 6.6856 GDS)

b)	For each of IRSA’s convertible bond the holder has the right to convert it to 1.7949 shares (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA has re stated the conversion price of its convertible bonds according to the subscription clauses.

The conversion price of the convertible bonds went from US$ 0.5571 to US$0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

Convertible bonds and options are due on November 14, 2007.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 14: (Continued)

During the months of July and November 2003 the Company purchased 250,500 Notes, and in May 2004 converted 5,000,000 Convertible Bonds into 9,174,312 common shares.

During the fiscal year ended on June 30, 2004, third parties bearers of convertible bonds into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps.62.8 million originating the issuance of 27,616,878 ordinary shares with a face value of Ps.1 each. Consequently, the Company holding as of June 30, 2004 amounts to 44,943,168 Convertible Bonds.

In July 2004 the Company purchased 350,000 Convertible Bonds issued by IRSA Inversiones y Representaciones Sociedad Anónima for US$ 511,115.

In March 2005 the Company sold 8,754,271 Convertible Bonds of IRSA Inversiones y Representaciones Sociedad Anónima for a total amount of Ps.32,499,426. This sale resulted in a profit of Ps.68,754,172.

During the fiscal year ended on June 30, 2005, third parties bearers of convertible bonds into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps.171.5 million originating the issuance of 99,289,144 ordinary shares with a face value of Ps.1 each. On the other hand, the Company exercised warrants for a total of Ps.17.7 million, resulting in the issuance of 9,174,311 common shares of Ps.1 par value each.

During this period, third party holders of IRSA ´s Convertible Bonds exercised their conversion and warrants rights for a total of Ps.20.1 million, resulting in the issuance of 11,181,435 common shares of Ps.1 par value each

As a consequence of such conversions and exercise of third parties warrants, the Company’s investment value has decreased in Ps.3.2 million, such effect being recorded in Paid-In Capital (Related Companies Law No. 19.550 – Section 33) of Shareholders´ Equity (see Note 2.n.).

NOTE 15: SALE OF THE INVESTMENT OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA IN BANCO HIPOTECARIO S.A. (BHSA) AND ITS FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005

On August 9, 2005, IRSA sold 2,305,122 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (subsidiary in which IRSA has an interest of 100%) in a total amount of US$ 10,540,000 (equivalent to a market value of US$ 4,57 per share).

As of the date of this financial statements, IRSA Inversiones y Representaciones S.A.’s holding of shares of Banco Hipotecario S.A. amounts to 7,5 million and it is valued according to the equity method.

As of September 30,2005 the valuation of IRSA investments was calculated using preliminary amounts since, at the date of issuance of the Financial Statements of IRSA, BHSA has not concluded with the issuance and approval process of its financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 16: IGSA’S TAX DEFERRAL

On December 19, 1996, under Decree 1968/96 the province of Catamarca approved the investment project submitted by Inversiones Ganaderas S.A., and conferred to it the benefits of Law 22,021 as amended by Law No. 22,702 subject to the conditions and scope detailed in the referred Decree.

The project is oriented towards the livestock business, and requires a total minimum investment of Ps.1,600,002 to be made over a three year term. The investor is given the choice of deferring the payment of the amounts payable as income tax and value added tax. The amount of the deferred tax will be equal to 75% the direct capital contribution, i.e., Ps.1,200,000. Deferred amounts do not accrue interest and are repayable in five consecutive annual payments as from the sixth fiscal year following the start-up date of the project that enjoys the benefit.

On October 15, 2002, Cresud S.A deferred the balance assessed in the value added tax return for fiscal period 9/2002 for the sum of Ps.540,000.

On December 30, 2003, given the significant benefit granted under Decree 384/2003 to those taxpayers who early repay deferred tax liabilities, Cresud S.A repaid the deferred amount, for the sum of Ps.249,317. To date it has still not made use of the remaining sums available under the project.

NOTA 17: SUBSEQUENT EVENTS

The Stockholders´ Meeting held on November 1, 2005 has approved the following points of the agenda:

•	the documentation required in Law 19,550, section 234, point 1 for the fiscal year ended June 30, 2005

•	the board of directors conduct of business

•	the supervisory commission action

On the other hand, the meeting is adjourned and will continue on November 29 at 5 p.m. in a place other than head office.

Also, subsequent to the closing of the financial statements for year 2005, the holders of negotiable obligations convertible into Company’s common shares have exercised their right to conversion and have thus reduced the Company’s debt for negotiable obligations in U$S 2,982,384.

Schedule A

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

For the three-month periods ended September 30, 2005 and 2004 and year ended June 30, 2005

(Notes 1 and 2)

					Depreciation					Net carrying Value at September 30 2005 Pesos	Net carrying Value at June 30, 2005 Pesos	Net carrying Value at September 30 2004 Pesos
Principal Account	Value at the beginning of the period/year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of the period/year Pesos	Rate %	Accumulated at the beginning of the period/year Pesos	Decrease of the Period/ year Pesos	Current period Pesos	Accumulated at the end of the period/year Pesos
Real estate	123,967,685	46,389,496	5,691,392	164,665,789	—	—	—	—	—	164,665,789	123,967,685	121,020,455
Wire fences	3,738,415	—	181,071	3,557,344	3	685,961	54,868	28,431	659,524	2,897,820	3,052,454	3,310,312
Watering troughs	2,972,393	—	254,865	2,717,528	5	932,450	100,736	35,985	867,699	1,849,829	2,039,943	2,200,692
Alfalfa fields and meadows	2,782,001	—	441,833	2,340,168	12-25-50	1,628,273	358,738	85,240	1,354,775	985,393	1,153,728	798,364
Buildings and constructions	5,737,215	—	58,895	5,678,320	2	1,974,112	10,112	26,899	1,990,899	3,687,421	3,763,103	3,464,336
Machinery	9,463,175	165,013	15,045	9,613,143	10	6,049,081	12,036	218,451	6,255,496	3,357,647	3,414,094	2,460,010
Vehicles	1,454,489	52,118	—	1,506,607	20	824,947	—	54,357	879,304	627,303	629,542	727,331
Tools	191,545	—	—	191,545	10	137,606	—	3,215	140,821	50,724	53,939	61,096
Furniture and equipment	1,067,663	7,500	—	1,075,163	10	682,763	—	25,544	708,307	366,856	384,900	348,300
Corral and leading lanes	622,169	—	—	622,169	3	107,126	—	4,661	111,787	510,382	515,043	492,352
Roads	960,053	—	25,160	934,893	10	614,320	12,580	22,625	624,365	310,528	345,733	465,010
Facilities	11,455,517	22,006	—	11,477,523	10-20-33	4,587,196	—	272,396	4,859,592	6,617,931	6,868,321	3,658,503
Computer equipment	969,371	28,752	—	998,123	20	668,954	—	27,093	696,047	302,076	300,417	265,397
Silo plants	1,169,114	—	72,595	1,096,519	5	378,719	31,942	14,922	361,699	734,820	790,395	837,701
Constructions in progress	10,719,843	2,448,122	—	13,167,965	—	—	—	—	—	13,167,965	10,719,843	13,125,926
Advances to suppliers	82,879	178,907	—	261,786	—	—	—	—	—	261,786	82,879	109,142

Total at September 30, 2005	177,353,527	49,291,914	6,740,856	219,904,585		19,271,508	581,012	819,819	19,510,315	200,394,270

Total at June 30, 2005	169,076,719	26,396,730	18,119,922	177,353,527		17,529,527	1,872,256	3,614,237	19,271,508		158,082,019

Total at September 30, 2004	169,076,719	2,622,923	153,817	171,545,825		17,529,527	71,796	743,167	18,200,898			153,344,927

Schedule C

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Investments

For the three-month periods ended September 30, 2005 and 2004 and year ended June 30, 2005

(Notes 1 and 2)

						INFORMATION ON THE ISSUER
Type and characteristics of the securities	Amount	Value at September 30, 2005 Pesos	Value at June 30, 2005 Pesos	Value at September 30, 2004 Pesos	Market value Pesos	Principal activity	Latest financial statements
							Capital Pesos	Income (loss) for the fiscal period Pesos	Shareholders´ Equity Pesos
Current Investments
Mutual Funds
ABN AMRO in pesos		—	—	296,909
Gainvest fund		—	—	1,004,778
Bony Hamilton in dollars fund	9,513,732	27,304,412	52,439,110	—	2.870000
Banco Río special fund in pesos		—	—	154,232
Banco Río special fund in dollars		—	2,395	4,163

		27,304,412	52,441,505	1,460,082

Notes and Convertible Bonds
Interest of Convertible Bonds 2007 -IRSA (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		3,260,731	1,078,320	4,170,585
Bonos Global 2010	110,000	105,232	100,997	100,288	0.956655
Bocon Pro 1	157,647	630	630	630	0.003996
Nobacs	3,000,000	2,985,000	3,003,000	—	0.995000
Bonos Arg Discount 2033		—	1,073,823	—
Bonos Raymond James-interests	11,046	11,046	20,235	—	1.000000
Mortgage Bonds	1,552,996	1,549,113	1,706,662	—	0.997500

		7,911,752	6,983,667	4,271,503

Deposits in local currency		—	—	1,449,974

		—	—	1,449,974

Depositis in foreign currency		—	—	4,542,500

		—	—	4,542,500

Total current investments		35,216,164	59,425,172	11,724,059

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.					Unlisted	Agricultural livestock
Shares	893,069	5,336,798	5,344,811	5,320,914			2,500,000	(22,430)	14,947,357
Contribution on account of future subscriptions of shares		7,865	7,865	7,865
Higher value of property		11,179,150	11,179,150	11,179,150

		16,523,813	16,531,826	16,507,929

INVERSIONES GANADERAS S.A.
Shares	5,326,588	10,925,951	10,984,960	10,709,232	Unlisted	Rising and grazing cattle	5,326,589	(59,010)	11,655,562
Contribution on account of future subscriptions of shares		729,586	729,586	729,585

		11,655,537	11,714,546	11,438,817

CACTUS ARGENTINA S.A.
Shares	4,337,175	4,434,429	1,160,907	1,089,686	Unlisted	Exploitation and administration of Agriculture and beef cattle products	8,674,350	194,508	8,868,858
Contribution on account of future subscriptions of shares		—	3,176,268	2,135,618

		4,434,429	4,337,175	3,225,304

FUTUROS Y OPCIONES.COM S.A.
Shares	252,656	573,538	646,150	(2,669,598)	Unlisted	Gives information about markets and services of economics and Financial consulting through Internet	360,937	(103,731)	819,340
Contribution on account of future subscriptions of shares		—	—	2,726,793

		573,538	646,150	57,195

IRSA Inversiones y Representaciones S.A.
Shares (Note 14)	77,850,702	272,783,594	272,859,443	281,597,920	3.510000	Real Estate	368,447,884	18,647,841	1,291,016,454

		272,783,594	272,859,443	281,597,920

	Subtotal	305,970,911	306,089,140	312,827,165

Other Investments
Convertible Bonds 2007 - IRSA (U$S)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	36,538,897	106,328,190	105,487,796	135,018,934
Coprolán		20,717	20,717	20,717	Unlisted

	Subtotal	106,348,907	105,508,513	135,039,651

Goodwill
Goodwill		—	—	494,757
IRSA negative goodwill		(29,060,111)	(30,430,822)	(40,164,990)

	Subtotal	(29,060,111)	(30,430,822)	(39,670,233)

Total non-current investments		383,259,707	381,166,831	408,196,583

Schedule E

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

For the three-month periods ended September 30, 2005 and 2004 and the year ended June 30, 2005

(Notes 1 and 2)

Item	Balances at beginning of the period/year Pesos	Increases Pesos	Decreases (1) Pesos	Applications Pesos	Value at September 30, 2005 Pesos	Value at June 30, 2005 Pesos	Value at September 30, 2004 Pesos

Deducted from assets
Allowance for doubtful accounts	356,214	—	—		356,214	356,214	348,535
Included in liabilities
For pending lawsuits	65,871	—	—	—	65,871	65,871	—

Total at September 30, 2005	422,085	—	—	—	422,085	—	—

Total at June 30, 2005	387,067	79,374	(5,824)	(38,532)	—	422,085	—

Total at September 30, 2004	387,067		—	(38,532)	—	—	348,535

(1)	The accounting appropriation is included in Statement of Income

Schedule F

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of sales

For the three-month periods ended September 30, 2005 and 2004

(Notes 1 and 2)

	Crops		Beef cattle		Milk		Others		Total
	September 30 2005 Pesos	September 30 2004 Pesos	September 30 2005 Pesos	September 30 2004 Pesos	September 30 2005 Pesos	September 30 2004 Pesos	September 30 2005 Pesos	September 30 2004 Pesos	September 30, 2005 Pesos		September 30, 2004 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	55,019,469	55,198,055	6,823,744	4,150,630	—	—	61,843,213		59,348,685
Crops	24,930,778	8,639,910	—	—	—	—	—	—	24,930,778		8,639,910
Unharvested crops	826,336	1,603,897	—	—	—	—	—	—	826,336		1,603,897
Seeds and fodder	128,575	—	172,941	134,870	17,653	103,508	—	—	319,169		238,378
Materials and others	3,768,385	3,842,219	—	—	65,430	44,982	190,843	154,393	4,024,658		4,041,594

	29,654,074	14,086,026	55,192,410	55,332,925	6,906,827	4,299,120	190,843	154,393		91,944,154		73,872,464
Holding gain	—	—	1,078,166	5,548,244	375,118	259,170	—	—		1,453,284		5,807,414
Gain (loss) on commodities market	(188,514)	2,175,998	—	—	—	—	—	—		(188,514)		2,175,998
Transfer of inventories to expenses	(91,722)	(149,403)	—	—	—	—	—	—		(91,722)		(149,403)
Transfer of inventories to fixed assets	(119,662)	(209,490)	—	—	—	—	(30,770)	(25,203)		(150,432)		(234,693)
Transfer of unharvested crops to expenses	(2,490,557)	(1,814,747)	(118,220)	(81,779)	(245,558)	(184,931)	(106,578)	(165,477)		(2,960,913)		(2,246,934)
Recovery of inventories	—	—	81,571	68,556	(81,571)	(68,556)	—	—		—		—
Purchases	6,596,618	6,567,420	2,262,494	1,372,382	1,659,354	148,389	141,595	228,704		10,660,061		8,316,895
Operating expenses (Schedule H)	1,113,326	753,327	4,008,358	4,693,367	1,271,581	522,140	6,187	2,127		6,399,452		5,970,961
Less:
Inventories at the end of the period
Beef cattle (1)	—	—	(55,114,364)	(56,123,338)	(8,258,533)	(4,478,540)	—	—	(63,372,897)		(60,601,878)
Crops	(17,146,003)	(1,370,714)	—	—	—	—	—	—	(17,146,003)		(1,370,714)
Unharvested crops	(4,804,143)	(5,430,829)	—	—	—	—	—	—	(4,804,143)		(5,430,829)
Seeds and fodder	(73,439)	—	(146,431)	(64,581)	(97,205)	(53,481)	—	—	(317,075)		(118,062)
Materials and others	(4,205,003)	(4,787,187)	—	—	(148,042)	(66,661)	(200,767)	(185,962)	(4,553,812)	(90,193,930)	(5,039,810)	(72,561,293)

Cost of Sales (2)	8,244,975	9,820,401	7,243,984	10,745,776	1,381,971	376,650	510	8,582		16,871,440		20,951,409

(1)	Includes cattle births of the period
(2)	Includes cattle production amounting to Ps. 5,568,201 at September 30, 2005 and Ps. 3,678,967 at September 30, 2004

Schedule G

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

For the three-month periods ended September 30, 2005 and 2004 and the year ended June 30, 2005

(Notes 1 and 2)

	September 30, 2005				June 30, 2005			September 30, 2004
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks	US$	2,191,800	2.87	6,290,466	US$	4.199.223	11,955,188	US$	3,563,237	10,479,479
Investments:
Mutual funds	US$	9,513,732	2.87	27,304,412	US$	18.419.917	52,441,505	US$	1,416	4,163
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	1,120,526	2.91	3,260,731	US$	373.509	1,078,320	US$	1,399,056	4,170,585
Deposits in Foreign currency	US$	—		—	US$	—		US$	1,544,543	4,542,500
Trade accounts receivable:
Trade accounts receivable	US$	236,905	2.87	679,917	US$	333,190	948.593	US$	399,192	997,564
Other receivables:
Secured by mortgages	US$	2,050,644	2.87	5,885,349	US$	2.886.254	8,217,166	US$	356,733	1,049,151
Guarantee deposits	US$	729,816	2.87	2,094,573	US$	939.597	2,675,032	US$	47,272	139,028
Others	US$	—		—	US$	—	—	US$	19,721	58,000
Non-Current Assets
Other receivables
Secured by mortgages	US$	2,330,782	2,87	6,689,345	US$	—	—	US$	—	—
Investments:
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	36,538,897	2.91	106,328,190	US$	36.538.897	105,487,796	US$	45,293,168	135,018,934

Total Assets	US$	54,713,102		158,532,983	US$	63.690.587	182,803,600	US$	52,624,338	156,459,404

Current liabilities
Trade accounts payable:
Suppliers	US$	9,465,395	2.91	27,544,299	US$	2.279.505	6,580,931	US$	703,496	2,097,121
Interest to be accrued	US$	(552,462)	2.91	(1,607,665)	US$	—	—	US$	—	—
Accrual for other expenses	US$	907,443	2.91	2,640,659	US$	898.119	2,592,869	US$	870,929	2,595,756
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	1,432	2.91	4,168	US$	—	—	US$	—	—
Alto Palermo S.A.	US$	113,880	2.91	331,392	US$	—	—	US$	—	—
Loans:
Interest of Convertible Bonds 2007	US$	490,839	2.91	1,428,341	US$	164.996	476,343	US$	1,328,315	3,959,708
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	US$	734,559	2.91	2,137,568	US$	244.853	706,891	US$	—	—
Directors	US$	1,030	2.91	2,998	US$	344	992	US$	—	—
Other debts:
Security transactions payable	US$	—		—	US$	1.448.075	4,180,593	US$	—	—
Advances to customers	US$	—		—	US$	711.881	2,055,200	US$	2,341,708	7,004,451
Non-current liabilities
Loans:
Convertible Bonds 2007	US$	16,005,607	2.91	46,576,316	US$	15.869.642	45,815,657	US$	23,412,806	58,376,899
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	US$	23,953,025	2.91	69,703,303	US$	24.223.922	69,934,463	US$	19,582,992	69,793,576
Directors	US$	33,600	2.91	97,776	US$	33.980	98,100	US$	7,216	21,510
Local Banks	US$	—		—	US$	—	—	US$	4,027,111	12,004,818

Total Liabilities	US$	51,154,348		148,859,155	US$	45,875,317	132.442.039	US$	52,274,573	155,853,839

US$: US dollars

Schedule H

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

For the three-month periods ended September 30, 2005 and 2004

(Notes 1 and 2)

	Total September 30, 2005	Operating Expenses					Expenses		Total September 30, 2004 Pesos
Items		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	23,000	—	—	—	—	—	—	23,000	1,889
Fees and payments for services	537,334	58,338	957	45,708	11,673	—	—	478,996	167,857
Salaries and wages	1,582,711	709,495	115,363	403,737	190,395	—	—	873,216	1,237,563
Social security taxes	270,655	99,855	48,364	42,742	8,749	—	—	170,800	230,668
Taxes, rates and contributions	202,557	73,490	35,092	23,689	14,709	—	122,323	6,744	209,900
Gross sales taxes	—	—	—	—	—	—	—	—	158,276
Office and administrative expenses	93,642	—	—	—	—	—	—	93,642	78,722
Bank commissions and expenses	2,184	2,184	1,289	736	159	—	—	—	3,183
Depreciation of fixed assets	819,819	750,186	455,600	197,713	93,025	3,848	—	69,633	743,167
Vehicle and traveling expenses	155,500	101,467	34,523	63,739	3,205	—	—	54,033	90,429
Spare parts and repairs	249,406	249,406	162,247	61,824	25,335	—	—	—	297,282
Insurance	64,986	12,328	4,924	5,440	584	1,380	—	52,658	85,206
Benefits to Employees	88,968	65,157	15,999	45,203	3,955	—	—	23,811	62,375
Livestock expenses (1)	4,253,142	3,987,766	—	3,074,239	913,527	—	265,376	—	3,981,258
Dairy farm expenses (2)	655	—	—	—	—	—	655	—	369,540
Agricultural expenses (3)	2,136,919	186,243	186,243	—	—	—	1,950,676	—	1,088,218
Silo expenses	4,280	4,280	4,280	—	—	—	—	—	32,823
General expenses	99,257	99,257	48,445	43,588	6,265	959	—	—	61,958

Total at September 30, 2005	10,585,015	6,399,452	1,113,326	4,008,358	1,271,581	6,187	2,339,030	1,846,533	—

Total at September 30, 2004		5,970,961	753,327	4,693,367	522,140	2,127	1,540,562	1,388,791	8,900,314

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATIONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables and prepaid expenses without a due date at September 30, 2005.

	Other Receivables	Law No. 19,550 Section 33
		FYO
		Other Receivables Pesos
Current	8,216,099	23,603
Non- current	7,406,948	—

b.	Trade Accounts Receivable and other receivables to fall due at September 30, 2005

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33			Other Receivables Pesos	Law No. 19,550 Section 33
		IGSA	FYO	Cactus		Cactus
		Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos		Other Receivables Pesos
12.31.05	6,705,618	53,432	68,828	244,722	6,245,002	340,235
03.31.06	—	—	—	—	4,213,014	—
09.30.06	—	—	—	—	1,672,336	—
09.30.07	—	—	—	—	1,672,336	—
09.30.08	—	—	—	—	1,672,336	—
09.30.09	—	—	—	—	1,672,336	—
09.30.10	—	—	—	—	1,672,336	—

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts at September 30, 2005.

b.	Debts without a due date at September 30, 2005 amount to Ps.65,871 and Ps.43,550,196 corresponding to non-current provisions and non-current Taxes payable, respectively.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY (Continued)

c.	Debts to fall due at September 30, 2005

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33	Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos	Law No. 19,550 Section 33
		IRSA					IGSA
		Trade Accounts Payable Pesos					Other Debts Pesos

12.31.05	14,867,144	57,164	8,531,307	649,236	20,073,652	3,605,615	1,633,872
06.30.06	—	—	—	240,479	—	—	—
09.30.06	18,921,500	—	—	—	—	—	—
12.31.06	—	—	—	—	962,471	—	15,071
12.31.07	—	—	115,348,844	—	—	—	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33			Other Receivables Pesos	Law No. 19,550 Section 33
		IGSA	FYO	Cactus		Cactus	FYO
		Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos		Other Receivables Pesos	Other Receivables Pesos
In Pesos	6,025,701	53,432	68,828	244,722	19,773,476	340,235	23,603
In US Dollars	679,917	—	—	—	14,669,267	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

b.	All accounts receivable and other receivables and prepaid expenses are not subject to adjustment provisions.

c.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33			Other Receivables Pesos	Law No. 19,550 Section 33
		IGSA	FYO	Cactus		Cactus	FYO
		Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos		Other Receivables Pesos	Other Receivables Pesos
Outstanding balances accruing interests	—	—	—	—	14,664,566	204,170	—
Outstanding balances not accruing interests	6,705,618	53,432	68,828	244,722	19,778,177	136,065	23,603

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33	Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts	Law No. 19,550 Section 33	Provisions Pesos
		IRSA					IGSA
		Trade Accounts Payable Pesos					Other Debts Pesos

In Pesos	5,211,351	57,164	3,933,849	889,715	64,586,319	3,605,615	1,648,943	65,871
In US Dollars	28,577,293	—	119,946,302	—	—	—	—	—

b.	All debts outstanding are not subject to adjustment provisions.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

c.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33	Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos	Law No. 19,550 Section 33	Provisions Pesos
		IRSA					IGSA
		Trade Accounts Payable Pesos					Other Debts Pesos

Outstanding debts accruing Interests	18,915,000	—	121,339,795	—	—	—	1,558,734	—
Outstanding debts not accruing interests	14,873,644	57,164	2,540,356	889,715	64,586,319	3,605,615	90,209	65,871

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of September 30, 2005 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

At September 30, 2005 there were advance payments to directors for Ps.136,198, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a period in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in (Mercado de Hacienda de Liniers).

b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c. Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 33.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the depreciations with the income of the Company.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Account Value Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	2,792,050	8,448,820
Vehicles	Theft, fire and civil and third parties liability	1,480,777	627,303

16.	CONTINGENCIES

At September 30, 2005 there are no contingent situations that have not been accounted for.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Financial Statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Buenos Aires, November 10, 2005 - Cresud S.A.C.I.F.y A. (NASDAQ: CRESY - BASE: CRES), one of the leading agricultural companies in Argentina, announces today the results corresponding to the first quarter fiscal year 2006 ended September 30, 2005.

Results for the first quarter of fiscal Year 2006 showed a net profit of Ps. 11.0 million compared to a Ps. 1.0 million profit registered during the same period of the previous fiscal year.

The increase in the net result is a consequence of results generated through the sale of farms, amounting to Ps. 9.9 million during the first quarter ended on September 30, 2005.

Consolidated net sales for the period amounted Ps. 25.1 million, 22.2% higher than those registered during the same period of the previous fiscal year, mainly due to the higher volume of crops and cattle sold during the first quarter of 2005.

Gross profit during the first quarter of FY 2006 amounted to Ps. 5.5 million as compared to Ps. 2.0 million gross loss registered during the same period of the previous year.

The main cause of this increase was the higher volume of crops sold, offsetting the effect of lower average prices per ton compared to the same period of the previous year and lower cattle costs registered during the current period.

In addition to the above mentioned, a higher milk production was registered as a result of the commencement of production in the new dairy facilities located in our El Tigre farm, increasing milk production 137% compared to the same period of the previous fiscal year, impacting positively in the margins for such activity.

Operating results showed for the quarter ended on September 30, 2005 a Ps. 12.4 million profit as compared to a Ps. 1.1 million profit registered during the same period of the previous fiscal year.

Results from related companies showed a Ps. 4.5 million profit, mainly due to our ownership share in IRSA Inversiones y Representaciones S.A. as of September 30, 2005.

Summary of operations

Crops

During the quarter, crop sales amounted Ps. 10.8 million compared to Ps. 7.9 million crop sales registered during the same period of the previous fiscal year. The volume of crops sold amounted 39,622 tons at an average price per ton of Ps. 272 compared to 19,350 tons sold at an average price of Ps. 410 during the same period of the previous fiscal year.

Our crop stock at the closing of the quarter amounted to 51,669 tons of which 27,947 tons correspond to soybean and 22,769 to corn.

Gross profit corresponding to this segment for the quarter ended on September 30, 2005 resulted in Ps. 2.5 million compared to a Ps. 1.9 million loss registered during the same period of the previous fiscal year. The increase in this segment is a consequence of the higher volume of crop sales, partially offset by lower prices of crops. At the beginning of fiscal year 2006, the company had accumulated commodities, that when appreciated during the quarter, generated a profit through their revaluation. On the contrary, the stock corresponding to fiscal year 2005 did not evidence the same behavior.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

For the current season we have destined 36,687 hectares to agriculture, of which, 17,004 hectares were leased to third parties. The total area destined to agriculture rose significantly reaching 1,317 hectares, as compared to the previous year, mainly due to the increase in the land leased to third parties.

Beef Cattle

As of September 30, 2005, the Company’s cattle stock amounted to 86,808 heads, 8% lower than at September 30, 2004 with 136,846 hectares destined to this activity.

Livestock sales increased 3.6% compared to the previous fiscal year, from Ps. 10.3 million as of September 30, 2004 to Ps. 10.6 million as of September 30, 2005. During the first quarter of the current fiscal year a total of 4,800 tons were sold, while during the first three months of fiscal year 2004 tons sold amounted to 4,916. The sustained increase which cattle beef prices have been experiencing was also determinant for increasing Company’s income within this business unit.

Gross profit for the cattle beef segment amounted to Ps. 1.7 million, as compared to Ps. 1.0 million loss registered during the first quarter of the previous fiscal year. This increase in the gross profit was a consequence of both the increase in the cattle beef production and the rise in margins obtained through higher sale prices in the market.

Cattle beef production amounted 2,496 tons, representing a 45% increase compared to the previous fiscal year.

Source: Mercado de Liniers (Argentina) – Instituto Nacional de carnes (Uruguay)

Livestock prices continue experiencing a favorable evolution. The impossibility of the supply to respond instantly to the continuous increase of the internal and external demands derived in a significant increase in the internal price as from November 2003.

Additionally, there are promising perspectives for the argentine market. The gradual consolidation of the country’s free of foot and mouth disease with vaccination status, which is added to the free of “mad cow disease” (BSE) status, enabled the reopening of mostly all external markets. Furthermore, the opening of fresh cuts for the Chinese market has become official. The same decision is expected for the U.S. and Canada for the second semester of 2006 (Mexico is still unresolved). The world cattle beef market is characterized by a lesser offer, due to the sanitary problem existing in the U.S. (“mad cow disease”) and to the production retraction in the European community due to a subsidy offer and a sustained international demand.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Likewise, the price of live steer in Argentina could result in similar prices to those found in Uruguay (which is actually 23% above local prices) whose evolution after the opening of international markets had a positive outcome. In that sense, and in order to sustain its supply, Uruguay started importing livestock from Argentina, therefore arbitrating cattle markets.

Milk

Milk production increased 137% during the quarter from 1.5 million liters as of September 30, 2004, to 3.5 million liters as of September 30, 2005.

Gross profit as of September 30, 2005, increased to Ps. 0.6 million, 103% higher than the profit obtained during the same quarter of the previous fiscal year, mainly due to a higher average price per liter of milk and the increase in the production due to the commencement of operations in the new dairy facilities located in our El Tigre farm.

El Tigre dairy, farm with state of the art technology, was inaugurated on March 1, 2005. The capacity of the dairy farm amount to 2,000 heads and its productive capacity can reach up to 32,000 liters of milk per day. We are forecasting for this business unit yields superior to those registered in for the crop segment. The investment for this project amounted to U$ 1.0 million.

Currently the Company’s other dairy farm is located at La Juanita, where the feeding system is based solely on pastures. This feeding system registers lower costs.

The milk business in Argentina went through severe oscillations during the course of time, from the euphoria of 1997 and 1998 to the 2001 crisis. Actually, with firm prices, this segment is once again attractive.

Feed Lot

During the quarter ended September 30, 2005, our 170-hectare Feed Lot, located in the province of San Luis, where the Company’s equity interest through Cactus Argentina S.A. is 50%, continued playing a key role in the company’s cattle beef production consolidating its growth.

During the quarter, Cactus Argentina S.A.’s gross profit amounted to Ps. 0.7 million, 152% higher than the registered during the same quarter of the previous fiscal year. Net result for the quarter showed a Ps. 0.2 million profit compared to a Ps. 0.1 million loss for the quarter ended on September 30, 2004.

The uniformity obtained in the final product of the feedlot cattle has granted buyers a high quality product, making its commercialization easy and obtaining higher prices at the moment of selling.

Perspectives for the coming period are encouraging, with occupation levels that could increase significantly due to an argentine government resolution, which states that the slaughtering of cattle below 300 kg. is suspended in order to face the increasing cattle beef demand, both internal and external.

Purchase and sale of farms

In February 2005, we signed the bill of sale for our El Gualicho farm; such sale was completed on July 2005. “El Gualicho” is a 5,727 hectare farm, located in the Departments of General Roca and Presidente Roque Saenz Peña in the province of Cordoba. The sale price for the farm was agreed at US$ 5.7 million, generating a US$ 3.4 million profit.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

On the other hand, on September 2005, we signed title deeds for the purchase of San Pedro, a 6,022 hectare farm located in the Department of Uruguay, province of Entre Ríos. The purchase price was agreed at US$ 16 million, of which US$ 9.5 million were cancelled and the remaining US$ 6.5 million will mature on September 2006.

Development of marginal lands

We believe that the business’s potential, as has happened in various countries worldwide, relies on the development of marginal land, using state of the art technology we can obtain yields comparable to those of the nucleus areas.

During the first quarter of fiscal year 2006, the development of our Los Pozos farm, located in Salta, continued forecasting the addition, during the current fiscal year, of 6,000 additional hectares destined to the cattle beef activity, which already has grass sowed. (Gatton Panic).

As of September 30, 2005, Cresud’s land reserves amounted to 258,477 hectares, which were acquired at very low prices. We believe that with the development of these areas, together with proper technology, the value of land will rise generating interesting returns for the Company.

Expansion to Brazil

After studying the potential of the Brazilian agricultural market, the Company decided to analyze the possibility of investing in Brazil through a special legal vehicle. This eventual appearance in the Brazilian market will not modify the priorities that the company has in present and future investments in Argentina.

The choice of Brazil as a destination of our eventual investments was accomplished bearing in mind special characteristics of such market which show an exceptional frame to apply the know how that the company has developed.

Internet

Fyo.com, internet site where the company’s equity interest amounts 70%, maintains its position as leading agriculture site and has started to expand the scope of commercial services for the farming community through the direct sale of inputs and crop brokerage.

Actually, Futuros y Opciones.com S.A. has a database of 40,000 users and more than 5,000 farmers entitled to perform deals. Our strategy is focused in commercial services for farmers, using Cresud’s expertise and operative capacity in the business, being FyO the link with the client.

During the quarter ended on September 30, 2005, Futuros y Opciones.com S.A.’s income amounted to Ps. 0.7 million, 155% higher than that registered during the same quarter of the previous fiscal year. The net result for the quarter showed a Ps. 0.10 million loss, 24% lower than the Ps. 0.14 million loss registered during fiscal year 2004.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Principal indicators for the three-month periods

ended September 30, 2005 and 2004:

	3 months as of September 30, 2005	3 months as of September 30, 2004%
Sales Volume
Wheat (tons)	6,189	268	2,214%
Corn (tons)	30,550	10,060	204%
Sunflowers (tons)	1,810	—	—
Soybean (tons)	272	9,000	-97%
Others (tons)	801	23	3,415%

Total crops (tons)	39,622	19,350	105%

Beef Cattle (tons)	4,800	4,916	-2%
Milk (Thousand of liters)	3,511	1,484	137%

Production
Wheat (tons)	—	—	—
Corn (tons)	2,311	1,765	31%
Sunflowers (tons)	—	—	—
Soybean (tons)	6	79	-93%
Beef Cattle (tons)	2,496	1,727	45%
Milk (Thousand of liters)	3,511	1,484	137%

Exploited surface (hectares)
Crops
Owned Farms	19,683	19,706	0%
Leased Farms	17,004	15,664	9%
Beef Cattle
Owned Farms	96,199	126,879	-24%
Leased Farms	40,647	—	—
Dairy
Owned Farms	1,505	1,505	0%

Land Reserve (hectares)	258,477	263,806	-2%

Surface under irrigation	3,657	3.750	-2%

Storage Capacity (tons)	10,000	18,360	-46%

Total head of cattle	86,808	94,348	-8%
Dairy Farm Stock (heads)	5,074	3,554	43%
Milking cows (heads)	2,996	1,282	134%

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Results from IRSA Inversiones y Representaciones S.A.

IRSA Inversiones y Representaciones (NYSE: IRS – BCBA: IRSA) showed a Ps. 18.6 million profit for the quarter compared to a Ps. 17.2 million profit as of September 30, 2004.

IRSA’s result was strongly influenced by an increase in the operative result which grew 70.4%, from Ps. 19.6 million for the first three months of fiscal year 2005 to Ps. 33.4 million for the same period of fiscal year 2006, mainly due to the better performance of income, which grew 49.5% amounting Ps. 106 million compared to the previous Ps. 70.9 million. The following is our business unit’s participation in net sales: sales and development Ps. 0.5 million, offices and other property for lease Ps. 6.5 million, shopping centers Ps. 73.7 million, hotels Ps. 24.9 million and financial operations and others Ps. 0.4 million.

IRSA is Argentina’s leading real estate company with a totally diversified portfolio of properties. IRSA participates in the following business segments:

•	Office rental with more than 98,100 m2 for lease of premium offices.

•	Operation of Shopping Centers through its 61.5% equity interest in Alto Palermo S.A. (APSA) (NASDAQ: APSA, BCBA: APSA). APSA is one of the leading operators of shopping centers in Argentina and owns or has majority interest in 9 shopping centers with 212,426 m2 of gross leasable area.

•	Holding and operation of luxury hotels through its equity interest in 3 five star hotels.

Besides, IRSA owns residential properties for sale and land reserves for current and future developments valued at Ps. 414.7 million.

Additionally, IRSA owns 11.8% of Banco Hipotecario shares, the leading Argentine mortgage bank with a net worth amounting to Ps. 2,129 million. This amount was calculated pursuant to the Banco Central de la Republica Argentina regulations, considering provisory amounts, since at the moment of issuing financial statements at September 30, 2005, Banco Hipotecario S.A. had not concluded the process of issuance and approval of its financial statements.

IRSA’s total consolidated assets amount to Ps. 2,567.4 million and its net worth amounts Ps. 1,291 million.

During the current quarter IRSA received conversion of third party convertible bonds and warrants increasing the amount of outstanding shares in circulation from 357,266,449 at June 30, 2005 to 368,447,883 at September 30, 2005.

As of September 30, 2005, our equity interest in IRSA amounted to 21.1% of the outstanding shares in circulation. Additionally, we own U$ 36.5 million in bonds convertible to shares issued by IRSA, which bear an option to purchase additional shares of the company. If both the bond and the option are executed like the rest of the other bearers, CRESUD would own 36.6% of IRSA stock. Currently, our equity interest in IRSA is valued through the proportional equity value method.

Other relevant highlights

Reduction of debt due to the conversion of notes and exercise of Warrants

Up to date, Cresud’s debt from the issue of bonds convertible to shares was reduced in US$ 12,990,152 due to received conversions, of the 50,000,000 issued originally.

Likewise, up to date 9,766,282 warrants were exercised, generating revenues for U$ 11.7 million for the company.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Consequently, adding all conversions and exercise of options received, the amount of bonds convertible to shares in circulation reached 39,992,232 and the amount of options reached 40,233,718. The amount of shares issued was 38,940,559 increasing the total amount of shares in circulation to 163,224,951.

The company bears at September 30, 2005, U$ 36.5 million of IRSA’s convertible bonds, which accrue the same interest rate as those issued by us.

Following is the past, current and potential situation of the bonds convertible to shares issued on November 14, 2002 under the laws of the State of New York at a 8% rate (paid half yearly) with expiration date on November 14, 2007, convertible at US$ 0.5078 per share of nominal value 1 each (1.9693 shares per each convertible bond). Additionally, the convertible bonds contain a warrant that grants the bearer the possibility to achieve per each convertible bond 1.9693 shares of nominal value 1 each at a price of US$ 0.6093 each.

Notes:

•	1 ADR represents 10 common shares

•	“Assuming Conversion (Fully Diluted)” refers to the situation where all the holders of the Convertible Notes convert those securities into shares and where all the Warrants are exercised.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Perspectives for the coming quarter

Perspectives for the coming quarter are highly promising with firm livestock prices; hence we are expecting an increase in our profits from this business unit. Likewise, the opening of new international markets during 2006 will positively impact in our cattle beef segment.

Additionally, perspectives on the advance of the wheat harvest and corn, sunflower and soybean sowing are also promising. The condition of hectares sowed with wheat is high above budgeted forecasts and 20% of soybean, 85% of corn and 100% of sunflower has been sowed, all under excellent conditions.

Pursuant to the strategy for the development of the new agriculture projects, we are considering a possible expansion to Brazil, which we expect to carry out during the current fiscal year.

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Comparative Shareholders’ Equity Structure

	At September 30, 2005 Pesos	At September 30, 2004 Pesos	At September 30, 2003 Pesos	At September 30, 2002 Pesos	At September 30, 2001 Pesos
Current Assets	116,402,428	84,214,108	56,986,142	105,986,802	159,175,965
Non-current Assets	644,952,770	597,393,173	515,176,682	286,126,957	240,783,358

Total Assets	761,355,198	681,607,281	572,162,824	392,113,759	399,959,323

Current Liabilities	68,169,434	59,940,292	15,359,971	35,630,429	58,792,238
Non-current Liabilities	161,440,120	154,577,225	166,141,996	24,356,043	877,008

Total Liabilities	229,609,554	214,517,517	181,501,967	59,986,472	59,669,246

Minority Interest	245,828	24,536	156,019	376,238	440,641

Shareholders’ Equity	531,499,816	467,065,228	390,504,838	331,751,049	339,849,436

	761,355,198	681,607,281	572,162,824	392,113,759	399,959,323

Comparative Income Structure

	At September 30, 2005 Pesos	At September 30, 2004 Pesos	At September 30, 2003 Pesos	At September 30, 2002 Pesos	At September 30, 2001 Pesos
Operating income (loss)	12,436,404	1,092,981	1,683,299	10,829,670	(1,173,129)
Financial and holding gain (loss)	1,451,018	(1,316,116)	143,229	(5,044,588)	(23,262,261)
Other income and expenses and income on equity	4,011,569	2,984,710	(2,991,276)	11,721,306	(325,752)
Management fees	(1,219,231)	(115,031)	—	(1,567,839)	2,697

Operating net income (loss)	16,679,760	2,646,544	(1,164,748)	15,938,549	(24,758,445)
Income Tax	(5,737,799)	(1,652,184)	(856,704)	(6,908,472)	—
Minority Interest	31,119	40,915	50,693	54,516	42,376

Net Income (loss)	10,973,080	1,035,275	(1,970,759)	9,084,593	(24,716,069)

Production volume

	Three-month period September 30, 2005	Accumulated July 1, 2005 to September 30, 2005	Three-month period September 30, 2004	Accumulated July 1, 2004 to September 30, 2004	Three-month period September 30, 2003	Accumulated July 1, 2003 to September 30, 2003	Three-month period September 30, 2002	Accumulated July 1, 2002 to September 30, 2002	Three-month period September 30, 2001	Accumulated July 1, 2001 to September 30, 2001
Beef Cattle (in Kgs.)	5,405,777	5,405,777	1,726,903	1,726,903	2,068,821	2,068,821	1,976,651	1,976,651	3,288,858	3,288,858
Butyraceous (in Kgs.)	131,184	131,184	53,078	53,078	63,997	63,997	57,374	57,374	82,219	82,219
Crops (in quintals) *	27,631	27,631	18,433	18,433	24,338	24,338	53,312	53,312	23,382	23,382

*	One quintals equals one hundred kilograms

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Sales volume

	Three-month Period September 30, 2005	Accumulated July 1, 2005 to September 30, 2005	Three-month period September 30, 2004	Accumulated July 1, 2004 to September 30, 2004	Three-month period September 30, 2003	Accumulated July 1, 2003 to September 30, 2003	Three-month period September 30, 2002	Accumulated July 1, 2002 to September 30, 2002	Three-month period September 30, 2001	Accumulated July 1, 2001 to September 30, 2001
Beef Cattle (in Kgs.)	4,799,655	4,799,655	4,915,538	4,915,538	3,047,723	3,047,723	2,146,664	2,146,664	5,083,310	5,083,310
Butyraceous (in Kgs.)	131,184	131,184	53,078	53,078	63,997	63,997	57,374	57,374	82,219	82,219
Crops (in quintals) *	396,222	396,222	193,501	193,501	122,024	122,024	372,682	372,682	425,980	425,980

*	One quintals equals one hundred kilograms

Local Market

	Three-month period September 30, 2005	Accumulated July 1, 2005 to September 30, 2005	Three-month period September 30, 2004	Accumulated July 1, 2004 to September 30, 2004	Three-month period September 30, 2003	Accumulated July 1, 2003 to September 30, 2003	Three-month period September 30, 2002	Accumulated July 1, 2002 to September 30, 2002	Three-month period September 30, 2001	Accumulated July 1, 2001 to September 30, 2001
Beef Cattle (in Kgs.)	4,799,655	4,799,655	4,915,538	4,915,538	3,047,723	3,047,723	2,146,664	2,146,664	5,083,310	5,083,310
Butyraceous (in Kgs.)	131,184	131,184	53,078	53,078	63,997	63,997	57,374	57,374	82,219	82,219
Crops (in quintals) *	396,222	396,222	193,501	193,501	122,024	122,024	372,682	372,682	425,980	425,980

*	One quintals equals one hundred kilograms

Exports

There were no exports (foreign trade) in the last five fiscal years.

Ratios

	At September 30, 2005 Pesos	At September 30, 2004 Pesos	At September 30, 2003 Pesos	At September 30, 2002 Pesos	At September 30, 2001 Pesos
Liquidity	1.708	1.405	3.710	2.975	2.707
Solvency	2.315	2.177	2.152	5.530	5.696
Non-current assets to assets	0.847	0.876	0.900	0.730	0.602
Return on Equity	0.021	0.002	(0.005)	0.028	(0.069)

Eduardo S. Elsztain

Chairman

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at September 30, 2005 and 2004, and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2005 and 2004 and the complementary notes 1 to 17 and schedules A, C, E, F, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, which are presented as complementary information. These financial statements are the responsibility of the Company´s management.

2.	We conducted our review in accordance with standards established by Technical Resolution N° 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters, It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2005 and 2004, on which we issued our unqualified report dated September 8, 2005, we report that:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at September 30, 2005 and 2004 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the suplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2005.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements; that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at September 30, 2005, the debt accrued of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $ 160.781,63 which is not yet due.

Autonomus City of Buenos Aires, November 10, 2005

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. To. 1 Fo. 17 Dr. Gabriel Martini Public Accountant (UBA) C.P.C.E. Ciudad Autónoma de Buenos Aires Tomo 201 – Folio 24

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Eduardo Elsztain
Name:	Eduardo Elsztain
Title:	Chairman of the Board of Directors

Dated: November 21, 2005